Exhibit 1
2009 Management’s discussion and analysis
February 23, 2010

2009 Highlights	4
About Cameco	6
About the nuclear energy industry	9
Our strategy	14
Financial results	26
Our operations and development projects	53
Reserves and resources	81
Additional information	86
Throughout this document, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries.

Management’s discussion and analysis
This management’s discussion and analysis (MD&A) includes information that will help you understand management’s perspective of our audited consolidated financial statements and notes for the year ended December 31, 2009. The information is based on what we knew as of February 23, 2010.
We encourage you to read our audited consolidated financial statements as you review the MD&A. You can find more information about Cameco, including our audited consolidated financial statements and our most recent annual information form, on our website at cameco.com, on SEDAR at sedar.com or on EDGAR at sec.gov. You should also read our annual information form before making a decision to invest in our securities.
Unless we have specified otherwise, all dollar amounts are in Canadian dollars. The financial information in this MD&A and in our financial statements and notes are prepared according to Canadian generally accepted accounting principles (Canadian GAAP), unless otherwise indicated. We also prepare a reconciliation of our annual financial statements to US GAAP, which is filed with securities regulatory authorities. We present our mineral reserve and resource estimates as required by Canadian securities law. See Important information for US investors on page 82.
About forward-looking information
Our MD&A includes statements and information about our expectations for the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this MD&A as forward-looking information.
Key things to understand about the forward-looking information in this MD&A:
•	It typically includes words and phrases about the future, such as: anticipate, expect, plan, intend, predict, goal, target, project, potential, strategy and outlook (see examples on page 3).

•	It represents our current views, and can change significantly.

•	It is based on a number of material assumptions, including those we’ve listed below, which may prove to be incorrect.

•	Actual results and events may be significantly different from what we currently expect, because of the risks associated with our business. We list a number of these material risks below. We recommend you also review our annual information form, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.
Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Examples of forward-looking information in this MD&A
•	our expectations about future worldwide uranium supply and demand

•	production at our uranium operations from 2010 to 2014 and our target for doubling annual production by 2018

•	our ability to maintain expected annual production at McArthur River and Key Lake within the time frames we have set, to complete remediation and begin production at Cigar Lake within the time frames we have set and at the estimated cost, and to achieve our annual production targets at Inkai

•	our expectations that our existing cash balances and operating cash flows will be sufficient to meet our anticipated requirements over the next several years without the need for any significant additional financing

•	future production at our fuel services operations

•	the likely terms and volumes to be covered by long-term delivery contracts that we enter into in 2010 and future years

•	future royalty and tax payments and rates

•	our long-term uranium price sensitivity analysis

•	our 2010 objectives

•	the outlook for each of our operating segments for 2010, and our consolidated outlook for the year
Material risks
•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices or loss of market share to a competitor

•	we are adversely affected by changes in foreign currency exchange rates, interest rates or tax rates

•	production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•	our estimates of production, decommissioning or reclamation expenses, or our tax expense estimates, prove to be inaccurate

•	we are unable to enforce our legal rights, or are subject to litigation or arbitration that has an adverse outcome

•	there are defects in title to our properties

•	our reserve and resource estimates are inaccurate, or we face unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including increased regulatory burdens

•	we cannot obtain or maintain necessary permits or approvals from government authorities

•	we are affected by political risks in a developing country where we operate (like Kazakhstan)

•	we are affected by terrorism, sabotage, accident or a deterioration in political support for, or demand for, nuclear energy

•	there are changes to government regulations or policies, including tax and trade laws and policies

•	our uranium and conversion suppliers fail to fulfil delivery commitments

•	we are affected by natural phenomena, including inclement weather, fire, flood, underground floods, earthquakes, pitwall failure and cave-ins

•	our operations are disrupted due to problems with our own or our customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour relations issues, strikes or lockouts and other developments and operating risks
Material assumptions
•	sales and purchase volumes and prices for uranium, fuel services and electricity

•	expected production costs

•	expected spot prices and realized prices for uranium, and other factors discussed on page 41, Long-term price sensitivity analysis: uranium

•	tax rates, foreign currency exchange rates and interest rates

•	decommissioning and reclamation expenses

•	reserve and resource estimates

•	the geological, hydrological and other conditions at our mines, including the accuracy of our expectations about the condition of underground workings at Cigar Lake

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals

•	our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, natural disasters, governmental or political actions, litigation or arbitration proceedings, labour relations issues, or other development or operating risks
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

2009 Highlights
Cameco is one of the world’s largest uranium producers, with uranium assets on three continents. Nuclear energy plants around the world use our uranium products to generate one of the cleanest sources of electricity available today.
Our vision is to be a dominant nuclear energy company producing uranium fuel and generating clean electricity. Our goal is to be the supplier, partner, investment and employer of choice in the nuclear industry.
We have long-term objectives for each of our three business segments:
•	uranium – double our annual production to 40 million pounds by 2018 from existing assets

•	fuel services – invest in our fuel services business to support our overall growth in the nuclear business

•	electricity – maintain steady cash flow while gaining exposure to new opportunities
We made significant progress this year both financially and at our operations.
Strong financial performance
2009 was a record financial year for us.
We delivered the highest net earnings ever, at $1.1 billion (144% higher than last year) and increased cash from continuing operations by 30%, to $690 million. Cash on hand increased to $1.3 billion at year end. We intend to use these funds to advance our growth strategy.

Highlights
December 31
($ millions except where indicated)			2009	2008	change
Revenue			2,315	2,183	6%
Gross profit			750	829	(10)%
Net earnings			1,099	450	144%
- $ per common share (diluted)			2.82	1.28	120%
Adjusted net earnings (non-GAAP, see page 29)			582	589	(1)%
- $ per common share (adjusted and diluted)			1.49	1.67	(11)%
Cash provided by continuing operations			690	530	30%
Average realized prices	Uranium	$US/lb	38.25	39.52	(3)%
		$Cdn/lb	45.12	43.91	3%
	Fuel services	$Cdn/kgU	17.84	15.85	13%
	Electricity	$Cdn/MWh	64	57	12%
Shares and stock options outstanding
At February 22, 2010, we had:
•	392,853,733 common shares and one Class B share outstanding

•	7,939,833 stock options outstanding, with exercise prices ranging from $5.75 to $55.00
Dividend policy
Our board of directors has established a policy of paying a quarterly dividend of $0.07 ($0.28 per year) per common share. This policy will be reviewed from time to time based on our cash flow, earnings, financial position, strategy and other relevant factors.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Excellent progress at our operations
In our uranium segment this year we increased production by 20%. Key highlights:
•	Successfully moved to a new mining zone at McArthur River/Key Lake, through the water-saturated Athabasca sandstone – a mining first, and largely as a result of our innovative freezewall design. We also reduced the amount of molybdenum and selenium released to the environment.

•	Extended Rabbit Lake’s expected production life by two years to 2015.

•	Commissioned Inkai’s main processing plant, and started commissioning the first satellite plant.

•	Completed dewatering the underground development at Cigar Lake in February 2010, and based on current information, expect initial production in mid-2013.
In our fuel services segment, we resumed UF6 production at Port Hope and operations returned to normal.
In our electricity segment, BPLP generated 24.6 million terawatt hours (TWh) of electricity, at a capacity factor of 87%. Our share of earnings before taxes went up by 59% to $224 million.
We continued to invest in our exploration activities, spending $23 million in six brownfield and advanced exploration projects, including $11 million for delineation drilling at Kintyre, plus about $31 million in regional exploration programs. Saskatchewan was the largest single region, followed by Australia, northern Canada and the rest of the global program.

Highlights		2009	2008	change
Uranium	Production volume (million lbs)	20.8	17.3	20%
	Revenue ($ millions)	1,551	1,512	3%
Fuel services	Production volume (million kgU)	12.3	8.3	48%
	Revenue ($ millions)	276	252	10%
Electricity	Output (100%) (TWh)	24.6	24.7	—
	Revenue (100%)	1,640	1,409	16%
	Our share of earnings before taxes	224	141	59%
Key market facts
Demand for electricity is expected to nearly double by 2030, driven mainly by growth in the developing world as it seeks to diversify sources of energy and provide supply security.
•	The world is increasingly recognizing the benefits of nuclear energy as it searches for alternatives to carbon-based electricity generation and security of supply.

•	There are 436 commercial nuclear power reactors operating in 30 countries, providing about 15% of the world’s electricity.

•	There are 53 reactors currently under construction and, by 2019, 91 new reactors (net) are forecast to come on line.

•	Most of this new build is being driven by rapidly developing countries like China and India, which have severe energy deficits and want clean sources of electricity to improve their environment and sustain economic growth.

•	Over the next decade, demand for uranium to fuel existing and new reactors is expected to grow by an average of 3% per year.

•	To meet global demand over the next 10 years, we expect that about 67% of uranium supply will come from mines that are currently in operation, 21% from finite sources of secondary supply (mainly government inventories and limited recycling), and 12% will have to come from new sources of primary production.

•	Cameco – with uranium assets on three continents, including high-grade reserves and low-cost mining operations in Canada, and investments that cover the nuclear fuel cycle – is ideally positioned to benefit from the world’s growing need for clean, reliable energy.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

About Cameco
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers, with uranium assets on three continents. Nuclear energy plants around the world use our uranium products to generate one of the cleanest sources of electricity available today.
2009 Revenue by segment
($ millions)
2009 Gross profit by segment
($ millions)
Uranium
We are one of the world’s largest uranium producers, and in 2009 accounted for about 16% of the world’s production. We have controlling ownership of the world’s largest high-grade reserves, with ore grades up to 100 times the world average, and low-cost operations.
Product
•	uranium concentrates (U3O8)
Reserves and resources
Reserves
•	approximately 480 million pounds proven and probable
Resources
•	approximately 140 million pounds measured and indicated and 355 million pounds inferred
Global exploration
•	focused on four continents
Operating properties
•	McArthur River and Key Lake, Saskatchewan

•	Rabbit Lake, Saskatchewan

•	Smith Ranch-Highland, Wyoming

•	Crow Butte, Nebraska

•	Inkai, Kazakhstan
Development project
•	Cigar Lake, Saskatchewan
Projects under evaluation
•	Inkai blocks 1 and 2 production increase, Kazakhstan

•	Inkai block 3, Kazakhstan

•	McArthur River expansion, Saskatchewan

•	Kintyre, Australia

•	Millennium, Saskatchewan
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Fuel services
We are an integrated uranium fuel supplier, offering refining, conversion and fuel manufacturing services.
Products
•	uranium trioxide (UO3)

•	uranium hexafluoride (UF6) (control 35% of western world capacity)

•	uranium dioxide (UO2) (the world’s only commercial producer of natural UO2)

•	fuel bundles, reactor components and monitoring equipment used by Candu reactors
Operations
•	Blind River refinery, Ontario (refines U3O8 to UO3)

•	Port Hope conversion facility, Ontario (converts UO3 to UF6 or UO2)

•	Cameco Fuel Manufacturing Inc., Ontario (manufactures fuel bundles and reactor components)

•	10-year toll conversion agreement with Springfields Fuels Ltd. (SFL), Lancashire, United Kingdom (UK) (to convert UO3 to UF6 – expires in 2016)
We also have a 24% interest in GE-Hitachi Global Laser Enrichment LLC (GLE) in North Carolina, with General Electric (51%) and Hitachi Ltd. (25%). GLE is testing a third-generation technology that, if successful, will use lasers to commercially enrich uranium.
Electricity
We generate clean electricity through our 31.6% interest in the Bruce Power Limited Partnership (BPLP), which operates four nuclear reactors and manages the overall site in southern Ontario.
Capacity
•	3,260 megawatts (MW) (100% basis) (about 15% of Ontario’s electricity)
We also have agreements to manage the procurement of fuel and fuel services for BPLP, including:
–    uranium concentrates
–    conversion services
–    fuel fabrication services
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Global presence

McArthur River
Rabbit Lake
Cigar Lake
Millennium
Key Lake
Saskatoon
BPLP
Blind River
Cobourg
Port Hope
SFL
Inkai
Head office
Uranium
Fuel services
Electricity
Exploration
Smith Ranch-Highland
Cheyenne
Crow Butte
GLE
Kintyre

Cameco Corporation • Management’s discussion and analysis • February 23, 2010

About the nuclear energy industry
According to the World Energy Outlook for 2009 (OECD/International Energy Agency), population growth and industrial development will lead to a near doubling of electricity consumption by 2030. Most of this energy will be used by developing (non-OECD) countries as their populations increase and gross domestic products grow.
World net electricity consumption
1980-2030
Nuclear power is a clean source of electricity, and generation capacity is growing
As the demand for energy increases, governments, media and consumers are becoming increasingly aware of the dangers and effects of air pollution and climate change, and the importance of low-emission sources of electricity.
Nuclear power can generate electricity with no toxic air pollutants and very low carbon dioxide (CO2) or other greenhouse gas emissions. It has the capacity to produce enough electricity on a global scale to meet our growing needs, and while it isn’t the only solution, it is an affordable and sustainable source of clean, renewable energy. In a carbon-constrained world, nuclear energy will be an even more important part of the future energy mix.
There are 436 commercial nuclear power reactors operating in 30 countries. Sixteen of these countries use nuclear energy for most of their electricity. Countries around the world are increasing their capacity to generate nuclear power by refurbishing or upgrading nuclear reactors and building new ones.
China is expected to lead the world in the construction of nuclear power plants as electricity demand continues its rapid growth. India is also moving forward with ambitious growth plans to diversify its sources of energy and obtain a secure source of electricity:
•	China is currently operating 11 reactors, building 20 and planning more. We expect it to have a net increase of 42 reactors by 2019.

•	India is currently operating 18 reactors and has several under construction. We expect it to have a net increase of 13 reactors by 2019.
The US government announced in January 2010 that the success of a leading global economy is tied to a clean energy economy, and that building a new generation of safe, clean nuclear power plants is an integral component. It is considering tripling its initial commitment of $18.5 billion (US) in loan guarantees to $54 billion (US), and is providing other incentives to revitalize its nuclear
Cameco Corporation • Management’s discussion and analysis • February 23, 2010 industry after three decades of stagnation. It also plans to pass a comprehensive energy and climate bill with incentives to make clean energy profitable. However, it may be a few more years before significant orders for new nuclear power plants are placed.
In the UK, government commitment to the future of nuclear energy is strong as a result of the need to limit CO2 emissions, and because of concerns about energy security as current reactors approach the end of their operating lives.
Several non-nuclear countries, like Italy, Vietnam and United Arab Emirates, are also laying the groundwork to proceed with nuclear power development.
New build outlook 2010-2019
Demand for uranium is growing
We forecast that the world will consume just over 2 billion pounds of U3O8 over the next 10 years.
World U3O8 supply and demand
2010-2019
During this period, we expect about 67% of uranium supply to come from existing primary production sources — production from mines that are currently in commercial operation.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

We expect about 21% to come from existing secondary supply sources. Most of these sources are finite and will not meet long-term needs. One of the largest current sources of secondary supply is uranium derived from Russian highly enriched uranium (HEU). All deliveries from this source are expected to be made by 2013, when the Russian HEU commercial agreement expires. The US government also makes some of its inventories available to the market, although in much smaller quantities.
We expect that the remaining 12% will come from new sources of primary production.
In 2009, seven producers of uranium concentrates marketed 83% of world production and there were only three commercial providers of UF6 conversion services in the western world. Barriers to entry for new competitors are high, and the lead time for uranium production can be as long as 10 years or more, depending on the deposit type and location.
Given our extensive base of reserves and resources, diversified sources of supply, global exploration program and vertical integration, we are well positioned to capitalize on the growing interest in nuclear energy.
Despite this growth, challenges remain
Many countries face major obstacles to new nuclear plants, including significant upfront capital costs, political opposition and uncertain regulatory environments. In some locations, nuclear energy may not be competitive with other sources of electricity. A country’s first new-generation nuclear plants will face significant business risks, including first-time costs, financing, licensing, schedule and construction costs.
While several countries are making progress on the management of used fuel and other radioactive waste from the nuclear fuel cycle, it is still a controversial issue. Many environmental groups continue to oppose the nuclear power industry. There are nuclear plant phase-out programs in a number of European countries, however Belgium and Spain are reconsidering. And nuclear power still does not qualify internationally for greenhouse gas emission credits, even though it has been recognized as a non-emitting technology in US energy legislation.
The long-term outlook is positive
Over the long term, we expect that the benefits of nuclear energy will prevail over the challenges, and market fundamentals for uranium and fuel services will remain positive as:
•	we expect demand to continue to exceed worldwide production

•	secondary supplies are finite

•	primary production needs to increase to meet future reactor requirements
Over the next 10 years, we anticipate demand for uranium and conversion services to increase moderately, with potential for more rapid growth toward the end of the period, as the construction of nuclear plants accelerates.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

The industry in 2009
World consumption and production
Consumption in 2009 was 7% lower than our forecast due to the delayed startup of three reactors. Capacity factors were also lower, mainly due to the lower demand for electricity resulting from the global economic crisis.
We expect consumption to increase to about 180 million pounds in 2010, and production to be between 140 million and 145 million pounds. Secondary supplies should continue to bridge the gap. By 2019, we expect world uranium consumption to be 233 million pounds per year, an average annual growth rate of about 3%.
We expect world demand for UF6 and natural UO2 conversion services to increase by about 5% in 2010.
World uranium production and consumption
Industry prices
Utilities are well covered under existing contracts and have been building up inventory levels of U3O8 since 2004, so we expect uranium demand in the near term to be very discretionary. Spot prices in 2010 are expected to be volatile.

[1]	Average of prices reported by TradeTech and Ux Consulting (Ux)

	2009	2008	change
Uranium ($US/lb U3O8) [1]
Average spot market price	46.06	61.58	(25)%
Average long-term price	65.50	82.50	(21)%
Fuel services ($US/kgU UF6)[1]
Average spot market price
• North America	7.16	9.03	(21)%
• Europe	8.82	10.28	(14)%
Average long-term price
• North America	11.91	12.25	(3)%
• Europe	13.20	13.22	—
Note: the industry does not publish UO2 prices.
Electricity ($/MWh)
Average Ontario electricity spot price	30	49	(39)%
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Contract volumes
In 2009, spot market sales were at a record high, with utilities responsible for 55% of the purchases. China accounted for more than 20%, or about 12 million pounds. Most of these purchases were opportunistic as utilities and others took advantage of price volatility.
We expect long-term contracting volumes in 2010 to be similar to 2009, depending on supply, market expectations and market prices.
Spot and long-term uranium contract volumes
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Our strategy
Our vision is to be a dominant nuclear energy company producing uranium fuel and generating clean electricity. Our goal is to be the supplier, partner, investment and employer of choice in the nuclear industry.
We are a pure-play nuclear investment with a proven track record and the strengths to take advantage of the world’s rising demand for clean, safe and reliable energy:
•	a large portfolio of low-cost mining operations and geographically diverse uranium assets

•	controlling interests in the world’s largest high-grade uranium reserves

•	multiple sources of conversion and the ability to increase production

•	excellent growth potential from existing assets, combined with a global exploration program

•	a strong customer base and a worldwide marketing presence

•	an extensive portfolio of long-term sales contracts

•	innovative technology and experience operating in technically challenging environments

•	an enterprise-wide risk management system tied directly to our strategy and objectives

•	conservative financial management and the financial strength to support our growth
Over the past four years, we’ve made significant progress in becoming a more vertically integrated business, adding conversion capacity, buying fuel manufacturing facilities and investing in the development of a third-generation enrichment process.
The focus of our growth strategy is on our uranium segment. We plan to concentrate on increasing production to meet rising demand, while managing our fuel services segment to better service our customers and expand our market share. We plan to use the cash we have available to sustain and increase our production from existing assets. We will consider other uranium production opportunities as they arise.
We have long-term objectives for each of our three business segments:
•	uranium – double our annual production to 40 million pounds by 2018 from existing assets

•	fuel services – invest in our fuel services business to support our overall growth in the nuclear business

•	electricity – maintain steady cash flow while gaining exposure to new opportunities
These are supported by annual objectives, which you’ll find starting on page 22.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Uranium: doubling production by 2018
We have a strategy and process in place to double our annual production by 2018, which we expect to come from three sources:
•	operating properties

•	development projects

•	projects under evaluation
Our strategy is flexible enough to respond to both positive and negative developments in the nuclear industry.
Operating properties
Our existing sources of production are McArthur River/Key Lake, Rabbit Lake, Smith Ranch-Highland, Crow Butte and Inkai.
We plan to maintain the base of our current production at these operations, and to expand production where we can by developing new mining zones. We will also be upgrading the mills at Key Lake and Rabbit Lake to support our growing production.
Inkai blocks 1 and 2, in Kazakhstan, have the potential to significantly increase production. Based on current reserves, we expect Rabbit Lake to produce until 2015, although work is ongoing to extend its mine life even further.
Development projects
Cigar Lake is our main project in development. It is a superior, world-class deposit that we expect to generate 9 million pounds of uranium per year for Cameco (18 million pounds per year in total) after we finish remediation and construction, and ramp up to full production. Based on current information, we are targeting initial production in mid-2013.
Projects under evaluation
We are evaluating several potential sources of production, including expanding McArthur River, increasing production at Inkai blocks 1 and 2, and advancing Inkai block 3, Kintyre and Millennium.
•	The McArthur River expansion is an extension of our existing mining area, which is part of the most prolific high-grade uranium system in the world.

•	Under the terms of a memorandum of understanding with our Inkai partner, National Atomic Company Kazatomprom Joint Stock Company (Kazatomprom), we are in discussions to increase our share of annual production from blocks 1 and 2 to 5.7 million pounds.

•	Inkai block 3, in Kazakhstan, has the potential to become a significant source of production.

•	Our acquisition in 2008 of a 70% interest in Kintyre, in Australia, adds potential for low-cost production and diversifies our production by geography and deposit type.

•	Millennium is a uranium deposit in northern Saskatchewan that we expect will take advantage of the mill at Key Lake.
Our strategy is to advance these projects by investing in environmental studies, reserve delineation and feasibility studies to build a pipeline of projects ready for a production decision.
Growth beyond 2018
Our active global exploration program, combined with our disciplined acquisition strategy, will add to our pipeline of future production sources, replacing our reserves and resources and helping to ensure our growth beyond 2018.
Exploration
We have maintained an active exploration program throughout the uranium price cycle, which has helped us secure land with exploration and development prospects that are among the best in the
Cameco Corporation • Management’s discussion and analysis • February 23, 2010 world. We now have direct interests in almost 70 active exploration projects in six countries, over 100 experienced professionals who are searching for the next generation of deposits, and ownership interests in approximately 4.2 million hectares (10.4 million acres) of land mainly in Canada, Australia, Kazakhstan, the US, Mongolia and Peru. Many of these projects are advanced through joint ventures with both junior and major uranium companies.
We also partner, through strategic alliances and equity holdings, with smaller companies holding properties that meet our investment criteria. Our leadership position and industry expertise in exploration make us a partner of choice. In return for our investment, we usually have the right to own a majority stake in a successful discovery.
Acquisition
We have a dedicated team looking for opportunities to acquire companies that are already producing or are nearing that stage. We will invest when an opportunity is available at the right time and the right price. Our acquisition strategy complements our exploration strategy, and together they are building a development pipeline of prospective uranium projects.
This discussion of our strategy, our process to double our annual uranium production by 2018, and our growth beyond that date is forward-looking information. It is based on the assumptions and subject to the material risks discussed on page 3, and specifically on the assumptions and risks listed here.
Assumptions
Our statements about doubling annual production by 2018 reflect our current production target for 2018. Although we are confident in our efforts to reach that target, we cannot guarantee that we will. We have made assumptions about 2018 production levels at each of our existing operating mines, except those that we do not expect will still be operating then. We have also made assumptions about the development of mines that are not operating yet and their 2018 production levels. We believe these assumptions are reasonable, individually and together, but if an assumption about one or more mines proves to be incorrect, we will not reach our 2018 target production level unless the shortfall can be made up by additional production at another mine.
Material risks that could prevent us from reaching our target
•	we may not be able to locate additional reserves and identify appropriate methods of mining to maintain production levels at McArthur River

•	we may not be able to increase production to the expected level at Inkai if we can’t add reserves at block 3, the feasibility study isn’t favourable or we can’t secure regulatory approval

•	if our partner or the Kazakh government does not support an increase in production to the expected level at Inkai, remediation and development at Cigar Lake is not completed on schedule, or we don’t reach full production levels as quickly as we expect

•	development of Kintyre is delayed due to political, regulatory or aboriginal issues

•	we cannot obtain a favourable feasibility study for the Kintyre or Millennium project, or we cannot reach agreement with our project partners to move ahead with production

•	the Key Lake mill does not have enough capacity to handle anticipated production increases, and we aren’t able to expand its capacity or to identify alternative milling arrangements

•	the projects under consideration do not proceed or, if they do, are not completed on schedule or don’t reach full production levels as quickly as we expect

•	uranium prices and development and operating costs make it uneconomical to develop projects under consideration

•	disruption in production or development due to natural phenomena, labour disputes, political risks or other development and operation risks
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Fuel services: capturing synergies
We made a strategic decision to invest in infrastructure in our fuel services business, and now have a world-class facility. We are one of only three commercial suppliers of UF6 in the western world.
Our fuel services segment helps support the growth of the uranium segment by allowing us to offer a range of products and services to customers. This helps us broaden our business relationships and expand our uranium market share.
We’re focused on capturing synergies where we can, servicing our customers more effectively, improving cost-competitiveness and operational efficiency, and expanding into innovative areas like laser enrichment technology to broaden our services.
Electricity: capturing added value
Our investment in the Bruce Power Limited Partnership is an excellent source of cash flow and a logical fit with our other businesses. Our focus is on maintaining steady cash flow, building synergies with our other segments, looking at options to extend the operating life of the four Bruce B units, and gaining exposure to new generation opportunities.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Building on our strengths
World-class assets
We have a large portfolio of low-cost mining operations and geographically diverse uranium assets, and controlling interests in the world’s largest high-grade uranium reserves.
Strong customer relationships
We have large, reliable customers that need uranium regardless of world economic conditions, and we expect the uranium contract portfolio we’ve built to provide a solid revenue stream for years to come.
Uranium price leverage
Our plans to increase our production of uranium, combined with our contracting strategy, are designed to give us increasing leverage when uranium prices go up, and to protect us when prices decline.
Financial strength
Uncertainty in the global financial markets has prevented many companies from ready access to capital markets. We are in a strong financial position to proceed with our growth plans.
Disciplined portfolio management
We have a disciplined portfolio management process that incorporates all capital projects into a single capital plan. This ensures our capital projects are aligned with our strategic objectives, and that business benefits are measurable and attainable.
Focused risk management
We have a formal enterprise-wide risk management process that we apply consistently and systematically across our organization. Risk management is a core element of our strategy and our objectives, and we use it to continuously improve our organization. It will underpin decisions we make as we move ahead with our growth strategy.
Innovation
We are always looking for ways to improve processes, to increase safety and environmental performance, and reduce costs. We are currently working on projects in all aspects of operations, including upgrading the Key Lake and Rabbit Lake mills.
Reputation
We believe strongly in our values and apply them consistently in our operations and business dealings. We are recognized as a reliable supplier and business partner, strong community supporter, international problem solver and employer of choice.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Managing our growth
Our ability to grow is a function of our people, processes, assets and reputation, and the ability to enhance and leverage these strengths to add value.
We use four categories to define what we are committed to deliver, and how we will measure our results:
•	outstanding financial performance

•	a safe, healthy and rewarding workplace

•	a clean environment

•	supportive communities
We introduced these ‘measures of success’ in 2002, to proactively address the financial, social and environmental aspects of our business. We believe that each is integral to the company’s overall success and that, together, they will ensure our long-term sustainability.
Outstanding financial performance
Our financial results depend heavily on the prices we realize in our uranium and fuel services segments, on the cost of supply, and on sales and production volumes.
Managing contracts
We sell uranium and fuel services directly to nuclear utilities around the world, as uranium concentrates, UO2, UF6, conversion services or fuel fabrication.
Uranium is not traded in meaningful quantities on a commodity exchange. Utilities buy the majority of their uranium and fuel services products under long-term contracts with suppliers, and meet the rest of their needs on the spot market.
Our extensive portfolio of long-term sales contracts — and the long-term, trusting relationships we have with our customers — are core strengths for Cameco.
Because we sell large volumes of uranium every year, our net earnings and operating cash flows are affected by changes in the uranium price. Our contracting strategy is to secure a solid base of earnings and cash flow by maintaining a balanced contract portfolio that maximizes our realized price. Market prices are influenced by the fundamentals of supply and demand, geopolitical events, disruptions in planned supply and other market factors. Contract terms usually reflect market conditions at the time the contract is accepted, with delivery beginning several years in the future.
Our current uranium contracting strategy is to sign contracts with terms of 10 years or more that include mechanisms to protect us when market prices decline, and allow us to benefit when market prices go up. Our portfolio includes a mix of fixed-price and market-related contracts, which we generally target at a 40:60 ratio. Fixed-price contracts are typically based on the industry long-term price indicator at the time the contract is accepted, adjusted for inflation to the time of delivery. Market-related contracts may be based on either the spot price or the long-term price at the time of delivery, often include floor prices adjusted for inflation and, recently, some have begun to include ceiling prices in excess of $100 (US) per pound.
This is a balanced approach that reduces the volatility of our future earnings and cash flow, and that we believe delivers the best value to shareholders over the long term. It is also consistent with the contracting strategy of our customers. This strategy has allowed us to add increasingly favourable contracts to our portfolio that will enable us to benefit from higher market prices in the future.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Our contracts generally include a supply interruption clause that gives us the right to reduce, on a prorata basis, defer or cancel deliveries if there is a shortfall in planned production or in deliveries under the Russian HEU commercial agreement.
We are heavily committed under long-term uranium contracts until 2016, so we are becoming increasingly selective when considering new commitments.
The majority of our fuel services contracts are at a fixed price per kgU, adjusted for inflation, and reflect the market at the time the contract is accepted.
Managing our supply
We sell more uranium than we produce every year. We meet our delivery commitments using uranium we obtain:
•	from our own production

•	by purchasing uranium under long-term purchase agreements – mostly under the Russian HEU commercial agreement

•	from our existing inventory – we target inventories of about six months of forward sales of uranium concentrates and UF6
We participate in the uranium spot market from time to time, including making spot purchases to take advantage of opportunities to place the material into higher priced contracts. In addition to being a source of profit, this activity can provide insight into the underlying market fundamentals and supports our sales activities.
Managing our costs
Like all mining companies, our uranium segment is affected by the rising price of inputs like labour and fuel. In 2009, labour, production supplies and contracted services made up 88% of the production costs at our uranium mines. Labour (34%) was the largest component. Production supplies (28%) included fuels, reagents and other items. Contracted services (26%) included mining and maintenance contractors, air charters, security and ground freight.
Operating costs in our fuel services segment are mainly fixed. In 2009, labour accounted for about 57% of the total. The largest variable operating cost is for anhydrous hydrogen fluoride, followed by energy (natural gas and electricity).
Our costs are also affected by the mix of products we produce and those we buy. We have long-term contracts to buy uranium and conversion services at fixed prices that are lower than the current published spot and long-term prices. As noted above, we also buy on the spot market, which, while profitable, can be at prices that are much higher than our other sources of supply.
To help us operate efficiently and cost-effectively as we grow, we manage operating costs and improve plant reliability by prudently investing in production infrastructure, new technology and business process improvements.
A safe, healthy and rewarding workplace
We strive to foster a safe, healthy and rewarding workplace at all of our facilities, and measure our progress against key indicators, such as employee sentiment toward the company, conventional and radiation safety statistics and employment creation.
To achieve our growth objectives, we need to build an engaged, qualified and diverse organization capable of leading and implementing our strategies. Our challenge is to retain our current workforce and compete for the limited number of people available, both to replace retiring employees and to support our growth. Our long-term people strategy includes identifying critical segments and planning our workforce to meet this challenge.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Our approach seems to be working: we were included in the Financial Post’s 10 Best Companies to Work For in Canada for 2010, for our employee policies, programs and role in the community, and in November 2009, Mediacorp named us one of Canada’s Top 100 Employers.
A clean environment
We are committed to integrating environmental leadership into everything we do. In 2005, we launched a formal environmental leadership initiative, and set objectives and performance indicators to measure our progress in protecting the air, water and land near our operations, and in reducing the amount of waste we generate and energy we use.
We have developed new water treatment technologies that have improved the quality of the water released from our Saskatchewan uranium milling operations, and are working on many other projects to reduce waste, improve the reclamation process and manage waste rock more effectively.
We have also completed an energy assessment at each of our North American operations, and developed management plans for reducing our energy intensity and greenhouse gas emissions.
Supportive communities
To maintain public support for our operations (our social licence to operate) and our global reputation, we need the respect and support of communities, indigenous people, governments and regulators affected by our operations.
We build and sustain the trust of local communities by being a leader in corporate social responsibility (CSR). Through our CSR initiatives, we educate, engage, employ and invest in the people in the regions where we operate. For example, in northern Saskatchewan in 2009:
•	50% of the employees at our mines were local residents

•	71% of services to our northern minesites — approximately $220 million — went to northern businesses

•	we engaged in project discussions with communities near Cigar Lake, Millennium and Key Lake, visited 11 communities throughout the north, and met with communities where we’re exploring to give them information and garner grassroots support early in the process

•	we donated over $1 million to northern and aboriginal initiatives for youth, education, culture and recreation
Our operations are closely regulated to give the public comfort that we are operating in a safe and environmentally responsible way. Regulators approve the construction, startup, continued operation and any significant changes to our operations. Our operations are also subject to laws and regulations related to safety and the environment, including the management of hazardous wastes and materials.
Our objectives are consistent with those of our regulators – to keep people safe and to protect the environment. We pursue these goals through open and co-operative relationships with all of our regulators. We work to earn their trust and that of other stakeholders by continually striving to protect people and the environment.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Measuring our results
We set corporate, business unit and departmental objectives every year under our four measures of success, and these become the foundation for a portion of annual employee compensation.

2009 objectives	Results	2010 objectives

This is forward-looking information. See page 2 for more information.

Outstanding financial performance

Produce 20.1 million pounds of U3O8 and 8 to 12 million kgU from fuel services. Achieve combined unit-operating costs within budget.	Exceeded • Our share of U3O8 production was 20.8 million pounds, or 103% of plan. • We produced 12.3 million kgU at fuel services. Exceeded • Unit costs were 10% below budget.	Production

•     Produce 21.5 million pounds of U3O8 and between 14 million and 16 million kgU from fuel services.

Financial measures

Corporate performance

•     Achieve budgeted net earnings and cash flow from operations (before working capital changes).

Costs

•     Strive for unit costs below budget.

Cameco Corporation • Management’s discussion and analysis • February 23, 2010

2009 objectives	Results	2010 objectives

Pursue future additional tailings capacity at Rabbit Lake and Key Lake by submitting to regulators a project description, completing prefeasibility study work, conducting environmental baseline studies and community consultations, and initiating the environmental assessment process.

Advance Cigar Lake mine remediation, including sealing of the August 2008 water inflow area.

Advance development of Kintyre by initiating environmental baseline work and conducting confirmatory drilling.

Achieve an average mineral reserve and resource replacement rate through brownfield or greenfield exploration programs, joint ventures and acquisitions that is, over the last three years, at least equal to total annual U3O8 production from all facilities.

Identify, develop and evaluate opportunities for economic growth in uranium supply within the three- to eight-year time frame.
Partially achieved

Key Lake:

•     Completed all planned activities except the project description for the environmental assessment, which was filed later than planned.

Rabbit Lake

•     Completed some early work, including the initial draft prefeasibility study and preliminary community consultations, but decided to refocus resources on Key Lake.

Achieved

•     Dewatering resumed in the fourth quarter and is complete.

Achieved

•     Drilling began in late September.

•     Work on the environmental study began in October.

Exceeded

Our additions to reserves and resources exceeded production by an average of 15 million pounds per year in each of the last three years (2007 to 2009).

Achieved

•     We identified and evaluated several opportunities.

•     We acquired 10.6% of UFP Investments, LLC, which is developing uranium-from-phosphate technology.
Growth

Cigar Lake

•     Access and secure underground workings and continue with remediation work on schedule. Reinitiate Shaft 2 development

•     Update the technical report.

Inkai

•     Advance Inkai block 3 delineation and begin a feasibility study.

•     Initiate a feasibility study to increase production at Inkai blocks 1 and 2, and secure necessary regulatory approvals.

Kintyre

•     Advance project evaluation to allow a production decision as soon as possible.

Exploration and innovation

•     Replace mineral reserves and resources at the rate of annual U3O8 production based on a three-year rolling average.

•     Continue to advance expansion of McArthur River and the Millennium project to provide future sources of production.

•     Support production growth and improved operating efficiencies through targeted research, development and technological innovation.

Management

•     Continue integrating portfolio management into our management, planning and budgeting processes.

•     Deliver planned capital projects within 10% of budget.

Cameco Corporation • Management’s discussion and analysis • February 23, 2010

2009 objectives	Results	2010 objectives

Safe, healthy and rewarding workplace

Strive for no lost-time injuries at all Cameco-operated sites and at a minimum, maintain a long-term downward trend in the combined (employee and contractor) injury frequency and severity, and radiation doses.
Exceeded

•     Overall, strong safety performance demonstrated in 2009.

•     Lost-time incident frequency for employees and contractors was 0.4 per 200,000 hours worked compared to a target of 0.8 – the best performance in Cameco’s history. Medical aid frequency and severity were also better than target.

•     Strive for no lost-time injuries at all Cameco-operated sites and, at a minimum, maintain a long-term downward trend in combined employee and contractor injury frequency and severity, and radiation doses.

•     Develop a formal implementation plan for the risk standard and begin implementation.

Implement Cameco’s systematic approach to training by the end of 2009.	Achieved • All operations met or exceeded their 2009 implementation milestones.

Clean environment

Strive to achieve zero reportable environmental incidents in all jurisdictions where we operate. Reduce the frequency of environmental incidents and incur no significant incidents at all Cameco-operated sites.
Partially achieved

•     There were 27 environmental incidents, which is a small improvement over 2008 (29 incidents), but is above our long-term average of 22. There were no significant environmental incidents.

•     Strive for zero reportable environmental incidents, reduce the frequency of incidents and have no significant incidents at Cameco-operated sites.

•     Improve year-over-year performance in corporate environmental leadership indicators.

With the goal of reducing energy consumption at all Cameco business locations, develop and begin to implement energy management action plans at all Canadian mining and milling operations, and complete energy assessments at all remaining North American operations.
Achieved

•     We completed energy assessments and developed energy management plans for all but one of our operations.

•     We completed a study on renewable energy opportunities at McArthur River/Key Lake, led by the Pembina Institute.

•     We implemented almost all of the energy reduction actions at our operations in northern Saskatchewan.

Cameco Corporation • Management’s discussion and analysis • February 23, 2010

2009 objectives	Results	2010 objectives

Supportive communities

Build awareness and support for Cameco in the communities impacted by our company through community investment, business development and public relations, and improve levels of support in these jurisdictions.
Achieved • We received positive feedback from our annual polls in Port Hope and Saskatchewan. • We were named one of Canada’s Top 100 employers, and one of the top 10 companies to work for in Canada.
•     Build awareness and support for Cameco through community investment, business development programs and public relations.

•     Advance our projects by securing support from indigenous communities affected by our operations.

Finalize and begin implementation of an enhanced northern Saskatchewan strategy focused on workforce development, business development, community relations, and government and regulatory affairs.	Achieved

•     We completed the Northern Saskatchewan Strategy Review in June and, by the end of the year, had made significant headway in all four categories.

•     We visited every impact community in the north, invested over $1 million in community programs, developed our relationships with local suppliers and met our target for local employees.

Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Financial results
This section of our MD&A discusses our performance, our financial condition and our outlook for the future.

2009 consolidated financial results	27
Outlook for 2010	33
Liquidity and capital resources	34

2009 financial results by segment	40
Uranium	40
Fuel services	43
Electricity	44

Fourth quarter results	46
Fourth quarter consolidated results	46
Quarterly trends	48
Fourth quarter results by segment	49
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

2009 consolidated financial results
In 2009, we sold all of our shares of Centerra Gold Inc. (Centerra), the gold segment of our business.
Under Canadian GAAP, we are required to report the results of discontinued operations separately from continuing operations. We have included our operating earnings from Centerra, and the financial impact of our disposition of Centerra shares, in discontinued operations.
We recast our consolidated financial results for 2008 and 2007 for comparison purposes to show the impact of Centerra as a discontinued operation. The change affected a number of financial measures, including revenue, gross profit, administration costs and income tax expense. See note 25 to the financial statements for more information.

Highlights
December 31				change from
($ millions except per share amounts)	2009	2008	2007	2008 to 2009
Revenue	2,315	2,183	1,905	6%
Gross profit	750	829	765	(10)%
Net earnings	1,099	450	416	144%
— $ per common share (basic)	2.83	1.29	1.18	119%
— $ per common share (diluted)	2.82	1.28	1.13	120%
Adjusted net earnings (non-GAAP, see page 29)	582	589	572	(1)%
— $ per common share (adjusted and diluted)	1.49	1.67	1.54	(11)%
Cash provided by operations (from continuing operations)	690	530	756	30%
Revenue 6% higher

($ millions)
Revenue - 2008	2,183
Changes:
Uranium business – higher realized prices	39
Fuel services business – higher realized prices	25
Electricity business – higher realized prices	73
Other	(5)
Revenue - 2009	2,315
See 2009 financial results by segment for more information.
Three-year trend
Revenue has risen by 22% over the past three years, to a record $2.3 billion in 2009, mainly due to higher realized selling prices for uranium. Our average realized price for uranium was $45.12/lb in 2009, compared to $41.68/lb in 2007. Electricity revenue in 2009 was $100 million higher than 2007 as a result of higher realized prices, which increased from $52/MWh to $64/MWh.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Average realized prices

					change from
		2009	2008	2007	2008 to 2009
Uranium	$US/lb	38.25	39.52	37.47	(3)%
	$Cdn/lb	45.12	43.91	41.68	3%
Fuel services	$Cdn/kgU	17.84	15.85	14.04	13%
Electricity	$Cdn/MWh	64	57	52	12%
Outlook for 2010
We expect consolidated revenue to be 5% to 10% lower in 2010 as:
•	We expect lower trading volumes in uranium, so uranium sales volumes are likely to decline by 5% to 10%.

•	We expect realized prices for electricity to be lower, so revenue from our electricity business is likely to decline.
Our customers have the discretion to choose when in the year to receive deliveries of our uranium and fuel services products, so our quarterly delivery patterns, and therefore our sales volumes and revenue, can vary significantly. For 2010, the trend in delivery patterns is expected to be similar to 2009 with deliveries being more heavily weighted to the second and fourth quarters.
Gross profit down 10%
We calculate gross profit by deducting the cost of products and services sold, and depreciation, depletion and reclamation (DDR), from revenue.

($ millions)
Gross profit – 2008	$829
Changes:
Uranium business – higher costs for purchased uranium; higher royalties	(177)
Fuel services business – higher realized prices; higher production	42
Electricity business – higher realized prices	65
Other	(9)
Gross profit – 2009	$750
See 2009 financial results by segment for more detailed discussion.
Three-year trend
After increasing in 2008 due primarily to higher realized prices in the uranium and fuel services businesses, our gross profit declined in 2009 mainly due to an increase in the cost of product sold for uranium. This increase was largely related to more purchases at near-market prices, which pushed our average cost of uranium higher. These purchases were made to take advantage of trading opportunities in current and future years and, while profitable, are at margins much lower than our average.
Net earnings up 144%
Our net earnings were $649 million higher than last year primarily as a result of:
•	selling our interest in Centerra and recording an after tax gain of $374 million

•	recording an after-tax profit of $179 million relating to mark-to-market gains on financial instruments, compared to a loss of $148 million in 2008
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Three-year trend
Our net earnings normally trend with revenue, but in recent years have been significantly influenced by unusual items.
In 2007, we recorded charges of $153 million after tax for the restructuring of Centerra, $65 million after tax for a cash settlement feature for the stock option plan, and a $25 million recovery of future income taxes due to changes in tax legislation.
In 2008, we stopped applying hedge accounting to our portfolio of foreign exchange contracts and, due to the decline in the Canadian dollar relative to the US dollar, recorded $148 million in unrealized mark-to-market losses. We also recorded $30 million in charges to reduce the carrying value of certain investments.
Adjusted net earnings down 1%
(non-GAAP, see below)

($ millions)
Adjusted net earnings – 2008	$589
Changes:
Uranium business – higher costs for purchased uranium; higher royalties	(177)
Fuel services business – higher realized prices; higher production	42
Electricity business – higher realized prices	65
Gold business – lower output and higher costs	(12)
Realized gains on financial instruments	63
Income tax expense	32
All other	(20)
Adjusted net earnings - 2009	$582
Three-year trend
Our adjusted net earnings have been relatively stable over the past three years.
The 3% increase in 2008 was largely the result of stronger results in gold.
The 1% decrease in 2009 resulted from:
•	lower profits in our uranium business, which were impacted by higher unit costs

•	lower profits in gold resulting from lower sales volumes

•	higher profits from our electricity business, relating to a higher realized selling price, which partially offset our uranium and gold results
A note about non-GAAP measures
We use adjusted net earnings, a non-GAAP measure, as a more meaningful way to compare our financial performance from period to period. Adjusted net earnings is our GAAP-based net earnings adjusted for one-time costs, writedowns, gains and unrealized mark-to-market losses on our financial instruments, which we believe do not reflect underlying performance.
Adjusted net earnings is non-standard supplemental information, and not a substitute for financial information prepared according to GAAP. Other companies may calculate this measure differently. The table below reconciles adjusted net earnings with our net earnings.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

($ millions)	2009	2008
Net earnings (GAAP measure)	$1,099	$450
Adjustments (after tax)
Restructuring the gold business	46	(20)
Gain on sale of Centerra	(374)	—
Unrealized losses (gains) on financial instruments	(189)	166
Stock option expense (recovery)	—	(33)
Investment writedowns	—	26
Adjusted net earnings[1] (non-GAAP measure)	$582	$589

[1]	Adjusted net earnings includes our share of Centerra’s operating earnings for the periods presented.
Discontinued operations
On December 30, 2009, we disposed of our entire interest in Centerra in two steps:
•	We sold 88,618,472 common shares of Centerra through a public offering, at a price of $10.25 per share, for net proceeds of approximately $871 million.

•	We transferred another 25,300,000 common shares of Centerra to Kyrgyzaltyn JSC (Kyrgyzaltyn), under our April 24, 2009 agreement with them and the Government of the Kyrgyz Republic.
The table below includes our share of Centerra’s operating results, the net gain on the disposition and the restructuring charges related to the agreement with Kyrgyzaltyn. See note 25 to the financial statements for more information.

($ millions)	2009	2008	change
Results from operations	54	64	(10)
Agreement with Kyrgyzaltyn	(46)	20	(66)
Gain on disposal of interest	374	—	374
Earnings from discontinued operations	382	84	298
Corporate expenses
Administration

($ millions)	2009	2008	change
Direct administration	122	147	(17)%
Stock-based compensation	14	(61)	123%
Total administration	136	86	58%
Direct administration costs in 2009 were lower than 2008 as we curtailed certain activities in response to the global financial crisis, and spent less on enhancing system technology and recruitment. The rate of growth in the workforce has slowed since the third quarter of 2008.
We recorded $14 million in stock-based compensation expenses this year under our stock option, deferred share unit, performance share unit and phantom stock option plans, compared to a recovery of $61 million in 2008. See note 22 to the financial statements.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Outlook for 2010
We expect administration costs (not including stock-based compensation) to be about 25% to 30% higher than they were in 2009 due to planned higher spending in support of our growth strategy.
Exploration
In 2009, uranium exploration expenses were $49 million compared to $53 million in 2008. The decline in 2009 reflects $6 million in recoveries under investment tax credit programs. Our exploration efforts in 2009 focused on Canada, the United States, Mongolia, Kazakhstan, Australia and South America.
Outlook for 2010
We expect exploration expenses to be about 80% to 90% higher than they were in 2009 due to evaluation activities at Kintyre and Inkai block 3. Our policy is to expense costs for properties that do not have established reserves or operating history. See Our operations – Uranium exploration for more information.
Interest and other charges
Interest and other charges were $106 million lower than last year mainly as a result of recording $21 million in foreign exchange gains compared to losses of $83 million in 2008. Gross interest charges this year were $13 million lower than last year attributable to our lower average debt level. See note 11 to the financial statements.
Gains and losses on derivatives
In 2009, we recorded $244 million in mark-to-market gains on our financial instruments compared to losses of $203 million in 2008. Unrealized gains on financial instruments were much higher in 2009 than 2008 due to the significant increase in the value of the Canadian dollar against the US dollar. We voluntarily removed the hedging designation on our foreign currency forward sales contracts effective August 1, 2008, and have since recognized unrealized mark-to-market gains and losses in earnings. See note 27 to the financial statements.
Income taxes
We recorded an income tax expense of $53 million in 2009 compared to a recovery of $24 million in 2008. This was mainly due to a $425 million increase in pretax earnings in 2009, which was largely attributable to the recognition of $244 million in gains on derivatives, compared to $203 million in losses in 2008.
On an adjusted net earnings basis, our effective tax rate in 2009 was 3%, or 4% lower than 2008 as:
•	A higher proportion of taxable income was earned in jurisdictions with favourable tax rates.

•	Certain future tax liabilities recognized in prior years were reduced.

•	The statutory income tax rate in Canada was reduced, allowing us to reduce our provision for future income taxes.
On an adjusted net earnings basis, our tax expense was $18 million in 2009, compared to $50 million in 2008.
Since 2008, Canada Revenue Agency (CRA) has disputed the transfer pricing methodology we used for certain uranium sale and purchase agreements and issued notices of reassessment for our 2003 and 2004 tax returns. We believe it is likely that CRA will reassess our tax returns for 2005 through 2009 on a similar basis. Our view is that CRA is incorrect, and we are contesting its position. In July 2009, we filed a Notice of Appeal relating to the 2003 reassessment with the Tax Court of Canada. However, to reflect the uncertainties of CRA’s appeals process and litigation, we increased our reserve for uncertain tax positions by $9 million in 2009. We believe that the ultimate resolution of this matter will not be material to our financial position, results of operations
Cameco Corporation • Management’s discussion and analysis • February 23, 2010 or liquidity over the period. However, an unfavourable outcome for the years 2003 to 2009 could be material to our financial position, results of operations or cash flows in the year(s) of resolution. See note 18 to the financial statements.
Outlook for 2010
We expect our effective tax rate for 2010 to be less than 5%.
Foreign exchange
The exchange rate between the Canadian dollar and US dollar affects the financial results of our uranium and fuel services segments.
Sales of uranium and fuel services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars. We use planned hedging to try to protect net inflows (total uranium and fuel services sales less US dollar cash expenses and product purchases) from the uranium and fuel services segments against declines in the US dollar in the shorter term. Our strategy is to hedge net inflows over a rolling 60-month period. Our target for the first 12 months is to hedge 35% to 100% of net inflows. The target range declines every year until it reaches 0% to 10% of our net inflows (from 48 and 60 months).
We also have a natural hedge against US currency fluctuations as a portion of our annual cash outlays, including purchases of uranium and fuel services, is denominated in US dollars. The earnings impact of this natural hedge is more difficult to identify because inventory includes material added over more than one fiscal period.
At December 31, 2009:
•	The value of the US dollar relative to the Canadian dollar was $1.00 (US) for $1.05 (Cdn), down from $1.00 (US) for $1.22 (Cdn) at December 31, 2008. The exchange rate averaged $1.00 (US) for $1.14 (Cdn) over the year.

•	Our effective exchange rate for the year, after allowing for hedging, was about $1.18, compared to $1.11 in 2008.

•	We had foreign currency contracts of $1.5 billion (US) and EUR 34 million at December 31, 2009. The US currency contracts had an average exchange rate of $1.00 (US) for $1.09 (Cdn).

•	The mark-to-market gain on all foreign exchange contracts was $67 million compared to a $105 million loss at December 31, 2008.
Timing differences between the maturity dates and designation dates on previously closed hedge contracts can result in deferred gains or charges. At December 31, 2009, we had net deferred gains of $39 million. The table below shows when these will be recognized in earnings.

$ millions (Cdn)	2010	2011
Deferred gains (charges)	34	5
We manage counterparty risk associated with hedging by dealing with highly rated counterparties and limiting our exposure. At December 31, 2009, all counterparties to foreign exchange hedging contracts had a Standard & Poor’s credit rating of A or better.
Sensitivity analysis
At December 31, 2009, every one-cent change in the value of the Canadian dollar versus the US dollar would change our 2010 net earnings by about $10 million (Cdn). This sensitivity is based on an exchange rate of $1.00 (US) for $1.05 (Cdn).
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Outlook for 2010
Over the next several years, we expect to make significant investments to expand production at existing mines and to advance projects as we pursue our growth strategy. The projects are at various stages of development, from exploration and evaluation to construction.
We expect our existing cash balances and operating cash flows, based on current uranium spot prices, will meet our anticipated requirements over the next several years, without the need for significant additional funding. Our cash balances will gradually decline as we use the funds to pursue our growth plans.
Our outlook for 2010 reflects the growth expenditures necessary to help us achieve our strategy. Please note that we do not include an outlook for the items in the table that are marked with a dash.
See 2009 financial results by segment for details.

	Consolidated	Uranium	Fuel services	Electricity
Production	—	21.5 million lbs	14 to 16 million kgU	—

Sales volume	—	31 to 33 million lbs	Increase 15% to 20%	—

Capacity factor	—	—	—	About 90%

Revenue compared to 2009	Decrease 5% to 10%	Decrease 5% to 10%[1]	Increase 5% to 10%	Decrease 5% to 10%

Unit cost of product sold (including DDR)	—	Decrease 5% to 10%[2]	—	Increase 10% to 15%

Direct administration costs compared to 2009[3]	Increase 25% to 30%	—	—	—

Exploration costs compared to 2009	—	Increase 80% to 90%	—	—

Tax rate	Less than 5%	—	—	—

Capital expenditures	$552 million[4]	—	—	$41 million

[1]	Based on a uranium spot price of $41.75 (US) per pound (the Ux spot price as of February 22, 2010) and an exchange rate of $1.00 (US) for $1.05 (Cdn).

[2]	Assumes the unit cost of sale for produced material will decline by 2% to 5% and the unit cost of sale for purchased material will decline by 15% to 20%.

[3]	Direct administration costs do not include stock-based compensation expenses.

[4]	Does not include our share of capital expenditures at BPLP.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Liquidity and capital resources
At the end of 2009, we had cash and short-term investments of $1.3 billion in a mix of short-term deposits and treasury bills, while our total debt amounted to $1 billion.
We have large, reliable customers that need uranium regardless of world economic conditions, and we expect the uranium contract portfolio we’ve built to provide a solid revenue stream for years to come.
Our financial objective is to make sure we have the cash and debt capacity to fund our operating activities, investments, and growth. We have several alternatives to fund future capital needs, including our significant cash position, credit facilities, future operating cash flow and debt or equity financing, and are continually evaluating these options to make sure we have the best mix of capital resources to meet our needs.
Continued uncertainty in the global financial markets has prevented many companies from ready access to capital markets. Our strong financial position enables us to rely on operating cash flows and existing bank credit facilities to provide liquidity. This gives us the flexibility to fund longer term requirements until the balance accumulates to the point where it makes sense to refinance in the capital markets.
Financial condition

	2009	2008
Cash position ($ millions) (cash, cash equivalents, short-term investments)	$1,304	$64
Cash provided by operations ($ millions) (net cash flow generated by our operating activities after changes in working capital)	$690	$530
Cash provided by operations/net debt (net debt is total consolidated debt, less cash and cash equivalents)	n/a	42%
Net debt/total capitalization (total capitalization is total long-term debt and equity)	n/a	26%
Credit ratings
Third-party ratings for our commercial paper and senior debt as of December 31, 2009:

Security	DBRS	S&P
Commercial paper	R-1 (low)	A-1 (low)[1]
Senior unsecured debentures	A (low)	BBB+

[1]	Canadian National Scale Rating. The Global Scale Rating is A-2.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Liquidity

($ millions)	2009	2008
Cash and cash equivalents at beginning of year	64	28
Cash from operations	690	530
Investment activities
Additions to property, plant and equipment	(393)	(531)
Dispositions	871	—
Acquisitions	—	(503)
Other investing activities	(36)	(13)
Financing activities
Change in debt	(231)	629
Issue of shares	442	1
Dividends	(93)	(81)

Exchange rate changes on foreign currency cash balances	(10)	4
Cash and short-term investments at end of year	1,304	64
Cash from operations
Cash from operations was 30% higher than in 2008 as cash margins were higher in the electricity and fuel services businesses, mainly due to higher realized prices. Working capital requirements, primarily an increase in product inventories, used $84 million in cash in 2009. In 2008, working capital consumed $91 million as a result of an increase in trade receivables during the year. See note 19 to the financial statements.
Investing activities
Cash used in investing includes acquisitions and capital spending.
Acquisitions and divestitures
In December 2009, we sold our interest in Centerra for net proceeds of $871 million. We concluded no significant acquisitions in the year. In 2008, we spent $503 million to acquire an interest in Kintyre ($351 million), GLE ($124 million) and GoviEx Uranium Inc. ($28 million). In addition to the cash invested in GLE, we issued a promissory note in the amount of $73 million (US) in support of future development of the business.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Capital spending
We classify capital spending as growth or sustaining. Growth capital is money we invest to generate incremental production, and for business development. Sustaining capital is the money we spend to keep our operations at current production levels.

(Cameco’s share in $ millions)	2010 plan	2009 actual	2009 plan
Growth capital
Cigar Lake	111	42	48
Inkai	4	10	9

Total growth capital	115	52	57

Sustaining capital
McArthur River/Key Lake	220	115	106
US ISR	53	32	54
Rabbit Lake	56	43	38
Inkai	18	17	18
Fuel services	29	18	23
Other	9	20	21

Total sustaining capital	385	245	260
Capitalized interest	52	37	50

Total uranium & fuel services	552	334	367

Electricity (our 31.6% share of BPLP)	41	39	38
Capital expenditures were 8% below our plan for 2009 mainly as a result of reduced activity at our US ISR uranium operations, where poor weather and regulatory issues delayed wellfield construction. We do not expect future production to be affected by these delays.
Outlook for investing activities
We expect total capital expenditures for uranium and fuel services to be 65% higher in 2010, as a result of higher spending for:
•	growth capital at Cigar Lake

•	sustaining capital at Key Lake and McArthur River
Major sustaining expenditures in 2010 include:
•	McArthur River/Key Lake – At McArthur River, the largest component is mine development at about $47 million. Other projects include installing freezing and distribution systems, and work on dewatering equipment and mine ventilation. At Key Lake, construction of a new acid plant is the largest project at approximately $87 million.

•	US in situ recovery (ISR) – Wellfield construction and well installation is the largest project at approximately $28 million. We also plan to work on the Reynolds Ranch satellite operation and infrastructure.

•	Rabbit Lake – Mine development at Eagle Point is the largest project at about $17 million. Other projects include dewatering systems, continued work on mine ventilation expansion and replacement of components of the acid plant.
In 2010, we expect to fund our capital expenditures with cash on hand and cash generated by our operating activities.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Financing activities
Cash from financing includes borrowing and repaying debt, and other financial transactions including paying dividends and providing financial assurance.
2009 was a very active year for us. We carried out six separate transactions to build on our already strong financial position, and to support our corporate strategy:
•	In the first quarter, we issued approximately 26.7 million common shares, netting $440 million, and put in place or renewed $600 million in revolving lines of credit.

•	In the third quarter, we issued 10-year debentures bearing interest at a rate of 5.67%, netting $495 million. At the same time, we cancelled a $500 million revolving credit facility that was to mature in June 2010.

•	In the fourth quarter, we renewed a $100 million revolving credit facility until February 2011, and sold our interest in Centerra, netting $871 million.
We used the net proceeds from these transactions to strengthen our cash balances and repay short-term debt. Our intention as we move ahead is to use this cash to advance our growth strategy and for general corporate purposes.
Long-term contractual obligations

December 31, 2009		2011	2013	2015 and
($ millions)	2010	and 2012	and 2014	beyond	Total
Long-term debt	12	28	34	890	964
Interest on long-term debt	54	107	102	162	425
Reclamation costs	14	16	16	449	495
Other liabilities	—	1	—	248	249

Total	80	152	152	1,749	2,133

We now have unsecured lines of credit of about $1.2 billion, which include the following:
•	A $500 million, unsecured revolving credit facility that matures November 30, 2012. On mutual agreement between the lenders and Cameco, the facility can be extended for an additional year on the 2010 and 2011 anniversary dates. In addition to borrowing directly from this facility, we can use up to $100 million of it to issue letters of credit, and we keep up to $400 million available to provide liquidity for our commercial paper program, as necessary. The facility ranks equally with all of our other senior debt. At December 31, 2009, there was nothing outstanding under this credit facility, and nothing outstanding under our commercial paper program.

•	A $100 million, unsecured revolving credit facility that matures on February 4, 2011. This facility can be extended for one additional 364-day term on mutual agreement with the lender. At December 31, 2009, there was nothing outstanding under this credit facility.

•	Approximately $600 million in short-term borrowing and letters of credit provided by various financial institutions. We use these facilities mainly to provide financial assurance for future decommissioning and reclamation of our operating sites, and as overdraft protection. At December 31, 2009, we had approximately $592 million outstanding in letters of credit.
We have $800 million in senior unsecured debentures:
•	$300 million bearing interest at 4.7% per year, maturing on September 16, 2015

•	$500 million bearing interest at 5.67% per year, maturing on September 2, 2019
We have issued a $73 million (US) promissory note to GLE to support future development of its business. In 2010, GLE expects to have enough data from the test loop phase to be able to
Cameco Corporation • Management’s discussion and analysis • February 23, 2010 decide whether to proceed to commercial feasibility. We do not expect any amounts to be drawn on this note until 2011.
Product loan facilities
We have a standby product loan facility with one of our customers. The facility, which became effective April 1, 2008, allows us to borrow up to 2.4 million pounds U3O8 equivalent from April 1, 2008, to December 31, 2011, and to repay it from 2012 to 2014. We pay standby fees of 2.0% of the U3O8 long-term market value at the time the facility was signed, and 5.0% interest on any amounts we draw. Borrowings must be repaid in kind. As at December 31, 2009, there was nothing outstanding under this facility. Revenue from deliveries to this customer, up to the limit of the loan facility, will be deferred until the loan facility has been terminated or, if drawn upon, when the loans are repaid. Revenues deferred to date have not had a material impact on our revenues or earnings.
Debt covenants
Our revolving credit facilities include the following financial covenants:
•	our funded debt to tangible net worth ratio must be 1:1 or less

•	our tangible net worth must be more than $1.25 billion

•	other customary covenants and events of default
Funded debt is total consolidated debt less the following: non-recourse debt, $100 million in letters of credit, cash and short-term investments.
Not complying with any of these covenants could result in accelerated payment and termination of our revolving credit facilities. At December 31, 2009, we complied with all covenants, and we expect to continue to comply in 2010.
Off-balance sheet arrangements
We had two kinds of off-balance sheet arrangements at the end of 2009:
•	purchase commitments

•	financial assurances
Purchase commitments

December 31, 2009		2011	2013	2015 and
($ millions)	2010	and 2012	and 2014	beyond	Total
Purchase commitments[1]	140	334	370	35	879

[1]	Denominated in US dollars, converted to Canadian dollars as of December 31, 2009 at the rate of $1.0466.
Nearly all of these are commitments to buy uranium and fuel services products under long-term, fixed-price arrangements.
At the end of 2009, we had committed to $840 million (US) for the following:
•	About 31 million pounds U3O8 equivalent from 2010 to 2013. Of these, an average of 7 million pounds a year until 2013 are from our agreement with Techsnabexport Joint Stock Company (Tenex) to buy uranium from dismantled Russian weapons (the Russian HEU commercial agreement).

•	Almost 43 million kgU as UF6 in conversion services from 2010 to 2016 under our agreements with Springfields Fuels Ltd. (SFL) and Tenex.
Non-delivery by a supplier under these two agreements could have a material adverse effect on our financial condition, liquidity and results of operations.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

These two suppliers do not have the right to terminate their agreements other than pursuant to customary event of default provisions.
Financial assurances

December 31 ($ millions)	2009	2008	change
Standby letters of credit	$592	$429	38%
BPLP guarantees	87	82	6%

Total	$679	$511	33%

Standby letters of credit mainly provide financial assurance for the decommissioning and reclamation of our mining and conversion facilities. We are required to provide the letters of credit to various regulatory agencies until decommissioning and reclamation activities are complete. Letters of credit are issued by financial institutions for a one-year term.
Our total commitment for financial guarantees on behalf of BPLP was an estimated $87 million at the end of the year. See note 26 to the financial statements.
Balance sheet

December 31				change from
($ millions except per share amounts)	2009	2008	2007	2008 to 2009
Inventory	453	398	393	14%
Total assets	7,342	7,011	4,582	5%
Long-term financial liabilities	1,583	1,800	1,512	(12)%
Dividends per common share	$0.24	$0.24	$0.20	0%
Total product inventories increased by 14% to $453 million this year due to the higher average carrying cost for uranium and higher fuel services inventory. The average cost of uranium was higher as a result of increased purchasing at near-market prices.
At the end of 2009, our total assets amounted to $7.3 billion, an increase of $2.8 billion compared to 2007. In 2008, the total asset balance increased by $2.4 billion as a result of acquisitions and a temporary increase in accounts receivable. In 2009, the increase was largely attributable to a higher cash balance.
The major components of long-term financial liabilities are long-term debt, future income taxes and the provision for reclamation. In 2009, our balance declined by $217 million primarily due to the repayment of debt during the year. In 2008, the balance increased by $288 million as a result of higher debt levels and increased provision for reclamation resulting from higher estimates for reclamation costs.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

2009 financial results by segment
Uranium

Highlights	2009	2008	change
Production volume (million lbs)	20.8	17.3	20%
Sales volume (million lbs)	33.9	34.1	(1)%
Average spot price ($US/lb)	46.06	61.58	(25)%
Average realized price
($US/lb)	38.25	39.52	(3)%
($Cdn/lb)	45.12	43.91	3%
Cost of sales ($Cdn/lb U3O8) (including DDR)	30.59	24.27	26%
Revenue ($ millions)	1,551	1,512	3%
Gross profit ($ millions)	488	665	(27)%
Gross profit (%)	31	44	(30)%
Production volume in 2009 was 20% higher than 2008 due to higher production at McArthur River, Rabbit Lake, Smith Ranch-Highland, and the rampup of production at Inkai.
Our average realized selling price in $US was 3% lower than 2008 due to lower spot prices. In $Cdn, our realized price was 3% higher as a result of a weaker Canadian dollar in 2009. This was the primary reason for a 3% increase in total revenues as sales volumes were slightly lower than in 2008.
Our total cash cost of sales (excluding DDR) increased by 27% to $901 million ($26.33 per pound U3O8) in 2009. This was mainly the result of the following:
•	Our unit cost for purchased uranium was significantly higher due to higher purchases at near-market prices to take advantage of profitable trading opportunities.

•	We recorded royalty expenses of $117 million (compared to $82 million in 2008) due to higher realized prices and royalty adjustments.
For produced material, our cash cost of sales per unit rose by $4.44 per pound in 2009. Higher royalty costs represented 38% of the increase (higher realized prices resulted in a $1.30 per pound increase in royalties), and incremental production from Inkai added $0.83 per pound (19%). During the rampup stage, Inkai`s cash costs will be significantly higher than our overall average.
The following table shows our cash cost of sales per unit for produced and purchased material, including royalty charges on produced material, as well as the amounts of produced and purchased uranium sold.

	Unit cost of sale			Quantity sold
	($Cdn/lb U3O8)			(million lbs)
	2009	2008	change	2009	2008	change
Produced	23.86	19.42	4.44	20.9	23.2	(2.3)
Purchased	30.22	24.57	5.65	13.0	10.9	2.1

Total	26.33	20.67	5.66	33.9	34.1	(0.2)

Cameco Corporation • Management’s discussion and analysis • February 23, 2010

The net effect was a 27% decrease in gross profit.
In the third quarter of 2009, we forecast a 5% to 10% increase in uranium revenues and expected sales volumes in the range of 34 million to 36 million pounds. Our actual results for 2009 fell slightly short of forecast due to logistical issues that delayed delivery of approximately 1 million pounds of uranium until the first quarter of 2010.
Outlook for 2010
We expect to produce 21.5 million pounds of U3O8, or 3% more than 2009. This increase is driven by our plan to double production at Inkai.
Based on the contracts we have in place, we expect to sell between 31 million and 33 million pounds U3O8 in 2010. We expect the unit cost of sale for produced material to be 2% to 5% lower than 2009 due to higher production, and the unit cost of sale for purchased material to be 15% to 20% lower as we expect to make fewer purchases on the spot market.
Based on current spot prices, revenue should be about 5% to 10% lower than it was in 2009 as a result of lower expected sales volumes.
Sensitivity analysis
For 2010, a change of $5 (US) from the Ux spot price on February 22, 2010 ($41.75 (US) per pound) would change revenue by $64 million and net earnings by $39 million.
Long-term price sensitivity analysis: uranium
The table below is not a forecast of prices we expect to receive. The prices we actually realize will be different from the prices shown in the table.
The table is designed to indicate how the portfolio of long-term contracts we had in place on December 31, 2009 would respond to different spot prices. In other words, we would realize these prices only if the contract portfolio remained the same as it was on December 31, 2009, and none of the assumptions we list below change.
Expected realized uranium price sensitivity under various spot price assumptions
(rounded to the nearest $1.00)
$US/lb U3O8

Spot prices	$20	$40	$60	$80	$100	$120	$140
2010	33	39	47	53	60	67	74
2011	33	38	47	54	63	71	79
2012	36	39	49	58	68	77	86
2013	43	45	55	65	75	85	94
2014	42	46	56	66	76	87	96
In the table, our average realized price increases over time under all spot price scenarios. This illustrates the mix of long-term contracts in our December 31, 2009 portfolio, and is consistent with our contracting strategy.
Our contracts usually include a mix of fixed-price and market-price components, which we target at a 40:60 ratio. We signed many of our current contracts in 2003 to 2005, when market prices were low ($11 to $31 (US)). Those that are fixed at lower prices or have low ceilings will yield
Cameco Corporation • Management’s discussion and analysis • February 23, 2010 prices that are lower than current market prices. These older contracts are beginning to expire, and we are starting to deliver into contracts signed since 2004 (when market prices began to increase).
See page 19 for more information about our contracting strategy.
Our portfolio is affected by more than just the spot price. We made the following assumptions to create the table:
Sales
•	sales volume of 32 million pounds in 2010 (the midpoint of our outlook for the year)

•	sales volume of 30 million pounds for 2011 and every year following
Deliveries
•	customers take the maximum quantity allowed under each contract (unless they have already provided a delivery notice indicating they will take less)

•	we defer a portion of deliveries under existing contracts for 2010, 2011 and 2012
Prices
•	the average long-term price indicator is the same as the average spot price for the entire year (a simplified approach for this purpose only)

•	we deliver all volumes that we don’t have contracts for at the spot price for each scenario
Inflation
•	is 2.0% per year
Tiered royalties
As sales of material we produce at our Saskatchewan properties increase, so do the tiered royalties we pay. The table below indicates what we would pay in tiered royalties at various realized prices. We record tiered royalties as a cost of sales.
This table assumes that we sell 100,000 pounds U3O8 and that there is no capital allowance available to reduce royalties, and is based on 2009 rates. The index value to calculate rates for 2010 is not available until April 2010.

	Tier 1 royalty	Tier 2 royalty	Tier 3 royalty
Realized price	6% x	4% x	5% x
($Cdn)	(sales price - $17.82)	(sales price - $26.74)	(sales price - $35.65)	Total royalties
25	43,080	—	—	43,080
35	103,080	33,040	—	136,120
45	163,080	73,040	46,750	282,870
55	223,080	113,040	96,750	432,870
65	283,080	153,040	146,750	582,870
75	343,080	193,040	196,750	732,870
85	403,080	233,040	246,750	882,870
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Fuel services
(includes results for UF6, UO2 and fuel fabrication)

Highlights	2009	2008	change
Production volume (million kgU)	12.3	8.3	48%
Sales volume (million kgU)	14.9	14.8	1%
Realized price ($Cdn/kgU)	17.84	15.85	13%
Cost of sales ($Cdn/kgU) (including DDR)	14.47	15.46	(6)%
Revenue ($ millions)	276	252	10%
Gross profit ($ millions)	50	8	525%
Gross profit (%)	18	3	500%
The shutdown of the Port Hope UF6 conversion plant reduced production in our fuel services division in 2009 and 2008. The UF6 plant resumed operations in June, reducing the impact in 2009, and resulting in a 48% increase in total production.
Revenue rose by 10% as a result of a 13% increase in the average realized selling price for fuel service products, reflecting improved prices under UF6 sales contracts.
The unit cost of products and services sold (including DDR) was 6% lower this year, mainly due to higher production volumes and allocating operating costs to inventory rather than expensing them directly. In 2009, we expensed $18 million in standby charges compared to $43 million in 2008.
The net effect was a $42 million increase in gross profit.
Outlook for 2010
We expect to produce 14 million to 16 million kgU in our fuel services business in 2010, a significant improvement over 2009 due largely to stronger anticipated performance at the Port Hope UF6 conversion plant.
We expect the average realized selling price for our fuel services products to decline by 5% to 10%, sales volumes to increase by 15% to 20%, and revenue to be 5% to 10% higher.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Electricity
BPLP
(100% – not prorated to reflect our 31.6% interest)

Highlights ($ millions except where indicated)	2009	2008	change
Output — terawatt hours (TWh)	24.6	24.7	—
Capacity factor (the amount of electricity the plants actually produced for sale as a percentage of the amount they were capable of producing)	87%	87%	—
Realized price ($/MWh)	64[1]	57	12%
Average Ontario electricity spot price ($/MWh)	30	49	(39)%
Revenue	1,640	1,409	16%
Operating costs (net of cost recoveries)	905	900	1%
Cash costs	770	779	(1)%
Non-cash costs	135	121	12%
Income before interest and finance charges	735	509	44%
Interest and finance charges	4	41	(90)%
Cash from operations	754	547	38%
Capital expenditures	123	85	45%
Distributions[2]	610	329	85%
Operating costs ($/MWh)	35[1]	36	(3)%

[1]	Based on actual generation of 24.6 TWh plus deemed generation of 1.2 TWh.

[2]	Does not include the full repayment of the partner loans of $225 million in 2008 (our share was $75 million).
Our earnings from BPLP

($ millions)	2009	2008	change
BPLP’s earnings before taxes (100%)	731	468	56%
Cameco’s share of pretax earnings before adjustments (31.6%)	231	148	56%
Proprietary adjustments	(7)	(7)	—
Earnings before taxes from BPLP	224	141	59%
BPLP’s improved results in 2009 are largely the result of higher revenues, which were 16% higher than 2008 due to a 12% increase in realized prices. BPLP’s average realized price reflects spot sales, revenue recognized under BPLP’s agreement with the Ontario Power Authority (OPA) and revenue from financial contracts.
BPLP has an agreement with the OPA that extends to 2019. Under the agreement, output from the B reactors is supported by a floor price (currently $48.76/MWh) that is adjusted annually for inflation. Revenue is recognized monthly, based on the positive difference between the floor price and the spot price. BPLP does not have to repay the revenue to the extent that the floor price exceeds the average spot price for the year.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

The agreement also provides for payment if the Independent Electricity System Operator reduces BPLP’s generation because Ontario baseload generation is higher than required. The amount of the reduction is considered ‘deemed generation’, and BPLP is paid either the spot price or the floor price – whichever is higher.
During 2009, BPLP recognized revenue of $514 million under the agreement with the OPA.
BPLP also has financial contracts in place that reflect market conditions at the time they were signed. Contracts signed in 2006 to 2008, when the spot price was higher than the floor price, reflected the strong forward market at the time. BPLP receives or pays the difference between the contract price and the spot price. Since the electricity market in Ontario has weakened, BPLP has been putting fewer contracts in place.
BPLP sold the equivalent of about 57% of its output under financial contracts in 2009, compared to 67% in 2008.
BPLP’s operating costs were $905 million this year compared to $900 million in 2008.
The net effect was an increase in our share of earnings before taxes of 59%.
BPLP distributed $610 million to the partners in 2009. Our share was $193 million. The partners have agreed that BPLP will distribute excess cash monthly, and will make separate cash calls for major capital projects.
BPLP’s adjusted capacity factor was 91% in 2009 (including actual generation of 24.6 TWh and deemed generation of 1.2 TWh). Excluding deemed generation, the capacity factor was 87% — unchanged from 2008.
Outlook for 2010
We expect the average capacity factor for the four Bruce B reactors to be approximately 90% in 2010, and actual output to be about 4% higher than it was in 2009. The 2010 realized price for electricity is projected to be about 5% to 10% lower than 2009 as BPLP has fewer financial contracts in place for 2010. At December 31, 2009, BPLP had about 6.5 TWh under financial contracts, which is equivalent to about 25% of Bruce B generation at its planned capacity factor. We expect that revenue will decline by a corresponding 5% to 10% as a result.
We expect the average unit cost (net of cost recoveries) to be 10% to 15% higher in 2010, and total operating costs to rise by about 10% to 15%, mainly due to higher costs for planned outages and maintaining the workforce.
Sensitivity analysis
A change of $1 in the electricity spot price in 2010 would change our 2010 net earnings by $3 million, based on the assumption that the spot price will remain below the floor price provided for under BPLP’s agreement with the OPA.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Fourth quarter results
Fourth quarter consolidated results

	Three months ended
Highlights	December 31
($ millions except per share amounts)	2009	2008	change
Revenue	659	640	3%
Net earnings	598	31	1,829%
— $ per common share (basic)	1.52	0.08	1,800%
— $ per common share (diluted)	1.52	0.08	1,800%
Adjusted net earnings (non-GAAP, see page 29)	248	179	39%
— $ per common share (adjusted and diluted)	0.63	0.49	29%
Cash provided by operations (after working capital changes)	188	224	(16)%
In the fourth quarter of 2009, our net earnings were $598 million ($1.52 per share diluted), an increase of $567 million compared to $31 million ($0.08 per share diluted) in 2008. The results for 2009 reflect a $374 million net gain related to the sale of our interest in Centerra. In 2008, we recorded an unrealized after tax loss of $148 million on financial instruments.
The 39% increase in adjusted net earnings in the quarter was from higher profits in gold relating to a higher realized selling price, averaging $1,129 (US) per ounce in 2009 compared to $806 (US) in 2008.
We use adjusted net earnings, a non-GAAP measure, as a more meaningful way to compare our financial performance from period to period. See page 29 for more information. The table below reconciles adjusted net earnings with our net earnings.

	Three months ended
	December 31
($ millions)	2009	2008
Net earnings (GAAP measure)	598	31
Adjustments (after tax)
Restructuring the gold business	28	10
Gain on sale of Centerra	(374)	—
Unrealized losses (gains) on financial instruments	(4)	130
Stock option expense (recovery)	—	2
Investment write downs	—	6
Adjusted net earnings[1] (non-GAAP measure)	248	179

[1]	Adjusted net earnings includes our share of Centerra’s operating earnings for the periods presented.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

We recorded an income tax expense of $20 million this quarter, based on adjusted earnings, compared to a $31 million expense in 2008. Our effective income tax rate was 6% in the fourth quarter of 2009 compared to 13% in 2008.
Direct administration costs were $39 million in the quarter, or $18 million lower than the same period last year. The decrease reflects lower costs for BPLP business development activities as well as reduced spending on system technology. Stock-based compensation expenses were $3 million in the quarter, compared to a recovery of $10 million in the fourth quarter of 2008. The 2008 amount reflects recoveries recorded before we amended our stock option plan in November 2008. See note 22 to the financial statements.

	Three months ended
	December 31
($ millions)	2009	2008
Direct administration	39	57
Stock-based compensation	3	(10)

Total administration	42	47

Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Quarterly trends

Highlights	2009				2008
($ millions except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	659	518	645	493	640	329	620	594
Net earnings	598	172	247	82	31	136	150	133
– $ per common share (basic)	1.52	0.44	0.64	0.23	0.08	0.39	0.44	0.38
– $ per common share (diluted)	1.52	0.44	0.64	0.22	0.08	0.39	0.43	0.38
Adjusted net earnings (non-GAAP, see page 46)	248	104	140	90	179	128	139	143
– $ per share diluted	0.63	0.26	0.36	0.24	0.49	0.37	0.39	0.42
Earnings from continuing operations	174	195	269	79	5	124	108	129
– $ per common share (basic)	0.44	0.49	0.68	0.23	0.01	0.37	0.31	0.36
– $ per common share (diluted)	0.44	0.49	0.68	0.23	0.01	0.37	0.30	0.36
Cash provided by operations	188	175	161	166	224	87	100	119
Key things to note:
•	Our financial results are strongly influenced by the performance of our uranium segment, which accounted for 66% of annual consolidated revenues in 2009.

•	The timing of customer requirements, which tend to vary from quarter to quarter, drives revenue in the uranium and fuel services segments. In 2009, uranium sales volumes were most heavily weighted to the second and fourth quarters – similar to 2008.

•	Net earnings do not trend directly with revenue due to unusual items and transactions that occur from time to time. We use adjusted net earnings, a non-GAAP measure, as a more meaningful way to compare our results from period to period (see page 46 for more information).

•	Cash from operations tends to fluctuate as a result of the timing of deliveries and product purchases in our uranium and fuel services segments (see page 28 for more information).

•	Quarterly results are not necessarily a good indication of annual results due to the variability in customer requirements noted above.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Fourth quarter results by segment
Uranium

	Three months ended
	December 31
Highlights	2009	2008	change
Production volume (million lbs)	6.7	5.5	22%
Sales volume (million lbs)	10.0	10.5	(5)%
Average spot price ($US/lb)
Average realized price	45.96	51.00	(10)%
($US/lb)	40.64	35.31	15%
($Cdn/lb)	43.51	42.77	2%
Cost of sales ($Cdn/lb U3O8) (including DDR)	30.29	24.16	25%
Revenue ($ millions)	443	450	(2)%
Gross profit ($ millions)	132	193	(32)%
Gross profit (%)	30	43	(30)%
Production volumes were 22% higher in the fourth quarter of 2009 compared to the fourth quarter of 2008, as a result of higher production at McArthur River/Key Lake, Smith-Ranch Highland and Inkai.
Uranium revenues for the quarter were down 2% compared to 2008, as a 5% decline in sales volumes was partially offset by a 2% increase in our $Cdn realized price. In $US, our realized price for the quarter was 15% higher than in 2008 mainly due to stronger prices under fixed-price sales contracts. The Canadian dollar was much stronger in the fourth quarter of 2009, with our exchange rate averaging $1.07 compared to $1.21 a year ago.
The total cost of products and services sold, including DDR, was 21% higher than 2008 ($311 million compared to $257 million in 2008) mainly related to higher unit costs for purchased uranium. The average unit cost of product and services sold was $30.29/lb, or 25% higher than it was in the fourth quarter of 2008 as we purchased uranium at near-market prices during the year.
The net effect was a 32% decrease in gross profit.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Fuel services
(includes results for UF6, UO2 and fuel fabrication)

	Three months ended
	December 31
Highlights	2009	2008	change
Production volume (million kgU)	3.9	2.6	50%
Sales volume (million kgU)	6.0	4.6	30%
Realized price ($Cdn/kgU)	14.89	13.81	8%
Cost of sales ($Cdn/kgU) (including DDR)	12.92	11.26	15%
Revenue ($ millions)	91	70	30%
Gross profit ($ millions)	13	14	(7)%
Gross profit (%)	14	20	(30)%
Our results in the fourth quarter of 2009 were adversely affected by a labour strike at our fuel manufacturing facility. In addition, delivery dates are at the discretion of customers, so our quarterly delivery patterns, and therefore our sales volumes and revenue, can vary significantly.
Total revenue rose by 30% and the cost of products and services sold (including DDR) went up by 38% ($78 million compared to $56 million in the fourth quarter of 2008). The increases are a result of sales volumes being 30% higher than in the fourth quarter of 2008. Our cost of sales per unit was 15% higher, mainly due to the labour strike. Our cost of sales for the quarter included $9 million in standby costs incurred during the strike.
The net effect was a 7% decrease in gross profit.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Electricity
BPLP
(100% – not prorated to reflect our 31.6% interest)

	Three months ended
	December 31
Highlights ($ millions except where indicated)	2009	2008	change
Output — terawatt hours (TWh)	6.4	7.0	(9)%
Capacity factor	89%	97%	(8)%
Realized price ($/MWh)	62[1]	57	9%
Average Ontario electricity spot price ($/MWh)	30	49	(39)%
Revenue	422	399	6%
Operating costs (net of cost recoveries)	218	207	5%
Cash costs	183	176	4%
Non-cash costs	35	31	13%
Income before interest and finance charges	204	192	6%
Interest and finance charges	1	11	(91)%
Cash from operations	229	176	30%
Capital expenditures	40	19	111%
Distributions	220	205	7%
Operating costs ($/MWh)	33[1]	30	10%

[1]	Based on actual generation of 6.4 TWh plus deemed generation of 0.4 TWh in the fourth quarter.
Our earnings from BPLP

($ millions)	2009	2008	change
BPLP’s earnings before taxes (100%)	203	181	12%
Cameco’s share of pretax earnings before adjustments (31.6%)	64	57	12%
Proprietary adjustments	(2)	(2)	—
Earnings before taxes from BPLP	62	55	13%
Total electricity revenue increased by 6%. BPLP’s results this quarter are higher mainly due to higher realized prices. BPLP’s average realized price reflects spot sales, revenue recognized under BPLP’s agreement with the OPA and financial contract revenue. During the fourth quarter of 2009, BPLP recognized revenue of $137 million under the agreement with the OPA.
BPLP’s adjusted capacity factor was 95% in the fourth quarter of 2009 (includes actual generation of 6.4 TWh and deemed generation of 0.4 TWh). Excluding deemed generation, the capacity factor was 89%, down from 97% in the fourth quarter of 2008.
The equivalent of about 54% of BPLP’s output was sold under financial contracts in the fourth quarter of 2009 compared to 76% in the fourth quarter of 2008.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

The net effect was a 13% increase in our share of earnings before taxes.
BPLP distributed $220 million to the partners in the fourth quarter. Our share was $70 million. The partners have agreed that BPLP will distribute excess cash monthly, and will make separate cash calls for major capital projects.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Our operations and development projects
This section of our MD&A is an overview of each of our operations, what we accomplished this year, our plans for the future and how we manage risk.

Uranium
Production overview	55

Operating properties
McArthur River and Key Lake	57
Rabbit Lake	62
Smith Ranch-Highland	64
Crow Butte	66
Inkai	67

Development project
Cigar Lake	70

Projects under evaluation
Inkai blocks 1 and 2 production increase (see Inkai, above)	67
Inkai block 3 (see Inkai, above)	67
McArthur River expansion (see McArthur River, above)	57
Kintyre	74
Millennium	75

Exploration	76

Fuel services
Refining
Blind River refinery	77

Conversion and fuel manufacturing
Port Hope conversion services	78
Cameco Fuel Manufacturing Inc.	78
Springfields Fuels Ltd.	78

Electricity
Bruce Power Limited Partnership	80
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Managing the risks
The nature of our operations means we face many potential risks and hazards that could have a significant impact on our business.
This page lists the regulatory, environmental and operational risks that generally apply to all of our operations, development projects, and projects under evaluation. We also talk about how we manage specific risks in each operation or project update. These risks could have a material impact on our business in the near term.
We recommend you also review our annual information form, which includes a discussion of other material risks that could have an impact on our business.
Regulatory risks
A significant part of our economic value depends on our ability to obtain and renew the licences and other approvals we need to operate. If we do not receive the regulatory approvals we need, or do not receive them at the right time, we may have to delay or modify a project, which could increase our costs and delay or prevent us from generating revenue from the project.
Environmental regulations also impose very strict standards and controls on almost every aspect of our operations, and are becoming more stringent in Canada and the US. For example, making changes to our operational processes increasingly requires regulatory approval.
Some of the sites we own or operate have been under ongoing investigation and/or remediation and planning as a result of historic soil and groundwater conditions. For example, we are addressing issues related to historic soil and groundwater contamination at Port Hope and Rabbit Lake.
Environmental risks
We have the health, safety and environmental risks associated with any mining and chemical processing company. All three segments face unique risks associated with radiation.
Operational risks
Other operational risks and hazards include:
•	environmental incidents and pollution

•	accidents

•	social or political activism, including blockades

•	non-compliance with laws and licences

•	fire

•	natural phenomena, including underground floods, cave-ins and pitwall failures

•	unusual, unexpected or adverse mining or geological conditions

•	technological failure of mining methods

•	risks from the transportation of our products and chemicals
We have insurance to cover some of these risks and hazards, but not all of them, and not to the full amount of losses or liabilities that could potentially arise.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Uranium – production overview
We had a number of successes at our mining operations in 2009.
At McArthur River/Key Lake:
•	We accomplished a mining first by successfully developing through the unconformity into the Athabasca sandstone, and exceeded our production target by 2%.

•	We successfully reduced the release of both molybdenum and selenium to the environment.
At Rabbit Lake:
•	We added mineral reserves, extending the expected life of reserves by two years to 2015 and exceeded our production target by 6%.
At Inkai:
•	We commissioned Inkai’s main processing plant and started commissioning the first satellite plant, and exceeded our production target by 22%.
Uranium production

	Three months ended		Year ended
Cameco’s share	December 31		December 31
(million lbs U3O8)	2009	2008	2009	2008	2009 plan
McArthur River/Key Lake	4.0	3.1	13.3	11.6	13.1
Rabbit Lake	1.4	1.8	3.8	3.6	3.6
Smith Ranch-Highland	0.5	0.3	1.8	1.2	1.8
Crow Butte	0.2	0.2	0.8	0.6	0.8
Inkai	0.6	0.1	1.1	0.3	0.9

Total	6.7	5.5	20.8	17.3	20.2

Outlook
We have geographically diversified sources of production. Based on our mines currently in production, we expect to produce 112.9 million pounds of U3O8 over the next five years. Our strategy is to double our annual production to 40 million pounds by 2018, which we expect will come from our operating properties, development projects and projects under evaluation. These sources are discussed in the following section.
Cameco’s share of production — annual forecast to 2014

Current forecast
(million lbs U3O8)	2010	2011	2012	2013	2014
McArthur River/Key Lake	13.1	13.1	13.1	13.1	13.1
Rabbit Lake	3.6	3.6	3.6	3.6	3.0
US ISR	2.5	2.6	3.0	3.4	3.8
Inkai	2.3	3.1	3.1	3.1	3.1

Total	21.5	22.4	22.8	23.2	23.0

We expect Cigar Lake to begin production in mid-2013, based on current information, and will update our production outlook for Cigar Lake in the technical report, which we plan to file at the end of the first quarter of 2010.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

By 2011, Inkai is expected to reach production of 5.2 million pounds of U3O8 per year (our share 3.1 million pounds). Inkai has regulatory approval to produce 2.6 million pounds (100% basis) and, in 2005, applied for regulatory approval to increase production to 5.2 million pounds per year (100% basis). We need regulatory approval to increase production to the level necessary to achieve our annual production forecast, and expect to receive it in 2010.
This forecast is forward-looking information. It is based on the assumptions and subject to the material risks discussed on page 3, and specifically on the assumptions and risks listed here. Actual production may be significantly different from this forecast.
Assumptions
•	we achieve our forecast production for each operation, which requires, among other things, that our mining plans succeed, processing plants function and our reserve estimates are accurate

•	we obtain or maintain the necessary permits and approvals from government authorities

•	our production is not disrupted or reduced as a result of natural phenomena, labour disputes, political risks, shortage or lack of supplies critical to production, equipment failures or other development and operation risks
Material risks that could cause actual results to differ materially
•	we do not achieve forecast production levels for each operation because of a change in our mining plans, processing plant availability, lack of tailings capacity or for other reasons

•	we cannot obtain or maintain necessary permits or government approvals

•	natural phenomena, labour disputes, political risks, shortage or lack of supplies critical to production, equipment failures or other development and operation risks disrupt or reduce our production
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Uranium – operating properties
McArthur River/Key Lake
McArthur River is the world’s largest, high-grade uranium mine, and Key Lake is the largest uranium mill in the world.
Ore grades at the McArthur River mine are 100 times the world average, which means it can produce more than 18 million pounds per year by mining only 150 to 200 tonnes of ore per day. We are the operator.

Location	Saskatchewan, Canada

Ownership	69.805% — McArthur River
83.33% — Key Lake

End product	U3O8

ISO certification	ISO 14001 certified

Deposit type	underground

Estimated reserves	234 million pounds — proven and probable
(Cameco’s share)

Average reserve grade	U3O8 – 19.5%

Estimated resources	21.1 million pounds (measured and indicated)
(Cameco’s share)	111.3 million pounds (inferred)

Mining methods	currently: raiseboring
under development: boxhole boring

Licensed capacity	mine and mill: 18.7 million pounds per year
(can be exceeded – see Licencing below)

Total production 2000 to 2009	171.2 million pounds (McArthur River/Key Lake)
1983 to 2002	209.8 million pounds (Key Lake)

2009 production	13.3 million pounds (Cameco’s share)

2010 forecast production	13.1 million pounds (Cameco’s share)
Background
Mining of the McArthur River deposit poses a number of challenges including control of groundwater, stabilizing weak rock formations, and radiation protection from very high grade uranium ores. To address these challenges we use a number of innovative methods and techniques:
Ground freezing — The sandstones that overlay the deposit and basement rocks are water-bearing, with large volumes of water under significant pressure. We use ground freezing to form an impermeable freezewall. This prevents water from entering the mine, and helps stabilize weak rock formations.
Raisebore mining — Raisebore mining is an innovative non-entry approach that we adapted to meet the unique challenges at McArthur River. From a raisebore chamber in waste rock above the ore, we drill a series of overlapping holes through the ore zone and collect the ore using
Cameco Corporation • Management’s discussion and analysis • February 23, 2010 remote-controlled scoop trams at the bottom of the raises. Once each raisebore hole is complete, we fill it with concrete. We have successfully used the raisebore mining method to extract more than 170 million pounds since we began mining in 1999.
McArthur River currently has four zones with delineated mineral reserves (zones 1 to 4). Zones A and B are categorized as inferred mineral resources. Parts of zones 1, 2, 3 and 4 also have mineral resources.
We have mined only zone 2 since the mine started production. To sustain our production levels, we need to move to new mining areas.
Zone 2 is divided into four panels (panels 1, 2, 3 and 5). Panel 5 represents the upper portion of zone 2, overlying a portion of the other panels. Until late 2009, all mine production was from panels 1, 2 and 3, and there are still limited reserves that we will extract from these panels in the next few years. We expect to mine a total of approximately 85 million pounds of uranium from panel 5.
As mining of zone 2 progresses, we are also bringing the lower mining area of zone 4 into production later in 2010.
2009 update
Production on target
Our share of production in 2009 was 13.3 million pounds U3O8 compared to our target of 13.1 million pounds U3O8, and a 15% increase over 2008. Production in 2008 was lower than planned due to operating challenges at the Key Lake mill.
We exceeded our target as a result of strong results at both McArthur River and Key Lake, and the amendment to the Key Lake operating licence (see Licensing below).
New mining areas
Zone 2, panel 5 – We completed a new freezewall around this area, developed the initial raisebore chamber and began production in the fourth quarter. This is the first time development has been accomplished through the unconformity into the Athabasca sandstone.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Lower zone 4 – We completed the raisebore chamber on the 530 metre level, completed all freezehole drilling and began freezing the ground.
Mill revitalization
The Key Lake mill began operating in 1983. We are renewing the mill to help maintain and increase our uranium production capability, and this year focused on three areas:
•	operational upgrades

•	treatment of effluent

•	tailings capacity
Operational upgrades – The Key Lake revitalization plan includes upgrading circuits with new technology to simplify operations, increasing annual production capacity and improving environmental performance. As part of this plan, we are replacing the acid, steam and oxygen plants. We received regulatory approval to proceed with these projects and have begun work.
Treatment of effluent – Our operating licence includes a condition that the Key Lake mill reduce the levels of molybdenum and selenium discharged to the environment. Based on work this year, release of both metals to the environment is now controlled at reduced concentrations.
Tailings capacity – The Key Lake mill deposits the milling tailings in the Deilmann tailings management facility (TMF). This year we received regulatory approval to increase the capacity of the Deilmann TMF. This now gives us approximately six years of capacity at current production rates.
Licensing
The CNSC approved an amendment to our operating licence for Key Lake, giving us flexibility in the annual licensed production limit.
Under certain conditions, the Key Lake mill can produce up to 20.4 million pounds U3O8 per year as long as average annual production does not exceed 18.7 million pounds. If production is lower than 18.7 million pounds in any year, we can produce more in future years (up to 20.4 million pounds) until we recover the shortfall. The amendment allows us to recover shortfalls going back to 2003.
We have applied for regulatory approval for similar production flexibility at the McArthur River mine.
After the mill is revitalized, annual production will depend mainly on mine production. We are continuing to plan for annual production of 18.7 million pounds (100% basis) for the next few years.
Exploration
We continued our underground exploration drilling and development this year, focusing on evaluating mineral resources at the south of the mine. We successfully converted 14 million pounds of measured resources in zone 4 to mineral reserves.
Surface drilling on zone B increased inferred mineral resources by 14 million pounds.
Reserves grade
The estimated average ore grade of the mineral reserves at McArthur River has declined from 21% U3O8 to 19.5% as a result of new reserves in zone 4 that average 10.3% U3O8. We do not expect to be producing from this area for a number of years.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Planning for the future
Production
We expect our share of production to be 13.1 million pounds U3O8 in 2010.
New mining zones
Zone 2, panel 5 – In 2010, we expect to develop two additional raisebore chambers. This area is planned to account for approximately two-thirds of McArthur River mine production in 2010.
Lower zone 4 – We began freezing in January 2010. Once the freezewall is in place and development complete, we expect initial production will begin late in 2010.
Exploration
In 2010, we plan to initiate a multi-year project, the McArthur River expansion, to advance the underground exploration drifts on the 530 metre level to the north and to the south of the existing mine. This work is expected to further delineate zone A and B inferred resources to the north as well as resources to the south. As part of the project, we will also initiate a preliminary assessment to determine the potential options and feasibility for mining these resources.
Surface exploration will focus on historically known but under tested targets south of the mine.
Managing near-term risks
Labour relations
The collective agreement covering unionized employees at the McArthur River and Key Lake operations expired on December 31, 2009. Negotiations are in progress. There is risk to production if we are unable to reach an agreement and employees go on strike.
Transition to new mining areas
Portions of the new production raises for zone 2, panel 5 will intersect with the freezewall originally developed for zone 2, panels 1, 2 and 3. This original freezewall is now redundant. The steel freezepipes from this freezewall are being removed. Timely removal represents the largest remaining schedule risk that could impact production rates.
Managing ongoing risks
Production at McArthur River/Key Lake poses many challenges: control of groundwater, weak ground formations, radiation protection, water inflow, mining method uncertainty and changes to productivity, mine transitioning, regulatory approvals, tailings capacity, reliability of facilities at Key Lake, surface and underground fires. Operational experience gained since the start of production has resulted in a significant reduction in risk.
Water inflow risk
The greatest risk is production interruption from water inflows. A 2003 water inflow resulted in a three-month suspension of production. We also had a small water inflow in 2008 that did not impact production.
The consequences of another water inflow at McArthur River would depend on its magnitude, location and timing, but could include a significant reduction in production, a material increase in costs and a loss of mineral reserves.
We take the following steps to reduce the risk of inflows, but there is no guarantee that these will be successful:
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

•	Ground freezing — Before mining an ore zone, we drill freeze holes and freeze the ground to form an impermeable freezewall around the ore zone. Ground freezing reduces but does not eliminate the risk of water inflows.

•	Mine development — We carry out extensive grouting and careful placement of mine development away from known groundwater sources whenever possible. In addition, we assess all planned mine development for relative risk, and apply extensive additional technical and operating controls for all higher risk development.

•	Pumping capacity and treatment limits — The total installed pumping capacity from the McArthur River mine is currently more than 1,850 m3/hr. On the surface, we have water treatment capacity of 1,500 m3/hr and approximately 50,000 m3 of surface storage. We have regulatory approval to treat and release 1,500 m3/hr in non-routine circumstances. In our view, this is sufficient capacity to handle an estimated maximum inflow. We review our dewatering system and requirements at least once a year and before beginning work on any new zone.
Key Lake tailings capacity risk
Tailings from processing McArthur River ore are deposited in the Deilmann TMF. At current production rates, the capacity of the Deilmann TMF is six years, assuming only minor storage capacity losses due to sloughing from pitwalls. Significant sloughing would constrain McArthur River production.
Sloughing of material from the pitwalls has occurred in the past and resulted in the loss of capacity. Technical studies show that stabilizing and reducing water levels in the pit enhances the stability of the pitwalls, thereby reducing the risk of pitwall sloughing. In recent years, we doubled dewatering treatment capacity, allowing us to stabilize the water level in the pit, and have recently begun to reduce this water level.
In 2009, we completed and received regulatory approval for an action plan for the long-term stabilization of the Deilmann TMF pitwalls. We are now carrying out engineering required to implement this action plan. We expect it will take approximately five years to complete the work.
We also completed prefeasibility work to assess options for long-term storage of tailings at Key Lake. We are proceeding with technical studies and environmental assessment work to support an application for regulatory approval to deposit tailings in the Deilmann TMF to a significantly higher elevation. This would provide enough tailings capacity for many years of mill production at Key Lake.
We also manage the risks listed on page 54.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Uranium – operating properties
Rabbit Lake
The Rabbit Lake operation, which opened in 1975, is the longest operating uranium production facility in North America, and the second largest uranium mill in the world.

Location	Saskatchewan, Canada

Ownership	100%

End product	U3O8

ISO certification	not certified

Deposit type	underground

Estimated reserves	21.3 million pounds (proven and probable)

Average reserve grade	U3O8 - 0.88%

Estimated resources	10.4 million pounds (measured and indicated)
0.9 million pounds (inferred)

Mining method	vertical blast-hole stoping

Licensed capacity	mill: 16 million pounds per year

Total production 1975 to 2009	178.7 million pounds

2009 production	3.8 million pounds

2010 forecast production	3.6 million pounds
2009 update
Production on target
Rabbit Lake’s production this year was 3.8 million pounds U3O8, just over our target, and 6% higher than 2008. Higher tonnage made up for grades that were lower than expected.
Continued to upgrade the mill and expand the tailings facility
We replaced selected plant equipment and process vessels, and commissioned and began operating the new circuit to reduce concentrations of molybdenum in mill effluent.
We completed the tailings management facility expansion in 2009.
Advanced reclamation planning
The CNSC approved our multi-year site-wide reclamation plan. It will serve as the foundation for future reclamation activities, with area-specific plans to be approved on a case-by-case basis.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Worked to extend the mine life
We added mineral reserves, extending the expected production life by two years to 2015. We are conducting exploration drilling near the mine and have found new mineralization.
Planning for the future
Production
We expect to produce 3.6 million pounds in 2010.
Milling
We expect the mill to have the capacity to handle tailings from milling ore from Rabbit Lake until 2015 (based upon expected ore grades and milling rates). After production at Cigar Lake ramps up to full capacity, we expect to ship a portion of the uranium solution from milling of Cigar Lake ore to the Rabbit Lake mill for processing. To support this level of production, we will be replacing major components of the acid plant and working to increase tailings capacity.
Exploration
We have extended our underground drilling reserve replacement program into 2010. We plan to test and evaluate areas east and northeast of the mine where we have had good results. Drilling will also continue on other parts of the property.
Reclamation
As part of our multi-year site-wide reclamation plan, we expect to spend $5 million in 2010 to reclaim facilities that are no longer in use.
Managing our risks
We manage the risks listed on page 54.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Uranium – operating properties
Smith Ranch-Highland
We operate Smith Ranch and Highland as a combined operation. Each has its own processing facility; however, the Smith Ranch mill processes all the uranium. The Highland mill is currently idle.
Together, they form the largest uranium production facility in the United States.

Location	Wyoming, US

Ownership	100%

End product	U3O8

ISO certification	ISO 14001 certified

Estimated reserves	5.9 million pounds (proven and probable)

Average reserve grade	U3O8 – 0.10%

Estimated resources	23.0 million pounds (measured and indicated)
6.6 million pounds (inferred)

Mining method	in situ recovery (ISR)

Licensed capacity	mine: 2 million pounds per year
mill: 4 million pounds per year including Highland mill

Total production 2002 to 2009	11.8 million pounds

2009 production	1.8 million pounds

2010 forecast production	1.8 million pounds
2009 update
Production on target
We produced 1.8 million pounds at Smith Ranch-Highland in 2009, meeting our target for the year.
Upgrades
We built and began operating a selenium removal plant. We also started construction on five deep disposal wells. Construction will continue through 2010. These upgrades will allow us to operate and restore groundwater more efficiently.
Planning for the future
Production
We expect to produce 1.8 million pounds in 2010.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Reynolds Ranch expansion
We are seeking regulatory approval to proceed with our Reynolds Ranch expansion, which is expected in the second half of 2010. Reynolds Ranch is adjacent to the Smith Ranch-Highland property.
Reserves and resources for Reynolds Ranch and Northwest Unit have been included in the totals for Smith Ranch-Highland reserves and resources.
Exploration
Additional exploration is under way with the objective of extending the mine life.
Managing our risks
The operating environment is becoming more complex as public interest and regulatory oversight increase. This may have a negative impact on our plans to increase production. We also manage the risks listed on page 54.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Uranium – operating properties
Crow Butte
Crow Butte was discovered in 1980 and began production in 1991. It is the first uranium mine in Nebraska, and is a significant contributor to the economy of northwest Nebraska.

Location	Nebraska, US

Ownership	100%

End product	U3O8

ISO certification	ISO 14001 certified

Estimated reserves	4.1 million pounds (proven and probable)

Average reserve grade	U3O8 – 0.13%

Estimated resources	10.4 million pounds (measured and indicated)
6.7 million pounds (inferred)

Mining method	in situ recovery (ISR)

Licensed capacity	1 million pounds per year
(mine and mill)

Total production 2002 to 2009	6.1 million pounds

2009 production	0.8 million pounds

2010 forecast production	0.7 million pounds
2009 update
Production on target
2009 production was 0.8 million pounds, in line with our forecast.
Licensing
The regulators continued their review of our applications to expand and re-license Crow Butte. There will be public hearings once the reviews are completed.
Planning for the future
Production
In 2010, we expect to produce 0.7 million pounds.
Managing our risks
The operating environment is becoming more complex as public interest and regulatory oversight increase. This may have a negative impact on our plans to increase production. We also manage the risks listed on page 54.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Uranium – operating properties
Inkai
Inkai is a very significant uranium deposit, located in Kazakhstan. There are two production areas (blocks 1 and 2) and an exploration area (block 3). The operator is Joint Venture Inkai Limited Liability Partnership, which we jointly own (60%) with Kazatomprom (40%).

Location	central Kazakhstan

Ownership	60%

End product	U3O8

ISO certification	BSI OHSAS 18001
ISO 14001 certified

Estimated reserves	80.9 million pounds (proven and probable)
(Cameco’s share)

Average reserve grade	U3O8 - 0.07%

Estimated resources	13.1 million pounds (measured and indicated)
(Cameco’s share)	153.0 million pounds (inferred)

Mining method	In situ recovery (ISR)

Licensed capacity	Approved: 2.6 million pounds per year
(mine and mill)	(Cameco’s share 1.6 million pounds per year)

Application: 5.2 million pounds per year
(Cameco’s share 3.1 million pounds per year)

2009 production	1.1 million pounds (Cameco’s share)

2010 forecast production	2.3 million pounds (Cameco’s share)
2009 update
Production
Our share of production this year was 1.1 million pounds U3O8 or 22% higher than our forecast of 0.9 million pounds.
Operations
We completed commissioning of the main processing plant and began commissioning the first satellite plant in 2009.
Supply of sulphuric acid
Inkai has increased the number of suppliers of sulphuric acid from two to four, but the shortage of sulphuric acid has delayed production in the past and its future availability remains a concern.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Project funding
We have agreed with Kazatomprom, a state-owned entity of the Kazakhstan government, to provide funding, by way of a loan, of up to $370 million (US) for project development. Further funding may be required. As of December 31, 2009, the amount outstanding under the loan, including accrued interest, was $337 million (US). Of the cash available for distribution each year, 80% is used to repay the loan until it is repaid in full.
We have agreed with our partner to provide all funds required by Inkai in connection with work on block 3 until completion of a feasibility study.
We have also invested approximately $4 million (US) over the past several years on sustainable development activities.
Taxes
A new tax code became law on January 1, 2009, and our Resource Use Contract was amended to adopt it. We do not expect the new tax code to have a material impact at this time, but the elimination of tax stabilization under the new tax code could be material in the future. We are also not certain how the Kazakh government will interpret and apply the new code.
Licensing and Resource Use Contract amendments
We received final approval for the block 2 mining licence after the Resource Use Contract was amended. The mining licence for block 1 expires in 2024 and for block 2 expires in 2030.
Block 3 exploration
Regulators extended the term of the block 3 exploration licence to the end of July 2010 after the Resource Use Contract was amended. Under Kazakh law, we have to achieve a commercial discovery to extend our licence beyond July 2010. We spent $3 million (US) (our share) on exploration drilling at block 3 in 2009.
Profits from block 3 production are to be shared on a 50:50 basis with our partner, instead of based on our ownership interests.
Planning for the future
Production
We expect our share of production to be 2.3 million pounds in 2010.
Doubling production
As part of our strategy to double production by 2018, we are working with our partner, Kazatomprom, to implement our 2007 non-binding memorandum of understanding. The memorandum:
•	Targets future annual production capacity at 10.4 million pounds (our share 5.7 million pounds). While the existing project ownership would not change, our share of the additional capacity under the memorandum would be 50%.

•	Contemplates studying the feasibility of constructing a uranium conversion facility as well as other potential collaborations in uranium conversion.
Both partners approved the production increase at a board meeting in 2008. To implement the increase, we need a binding agreement to finalize the terms of the memorandum, and various government approvals. We are currently in discussions with Kazatomprom regarding these initiatives.
Block 3 exploration
To support a commercial discovery, we are:
•	spending $19 million (US) (our share) on exploration drilling in 2010

•	preparing an application to file with regulators in the first half of 2010, declaring that we have made a commercial discovery
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Technical report
We plan to file our first technical report for this property by the end of the first quarter of 2010.
Managing our risks
Regulatory approvals
Our 2010 production forecast and reserve estimates assume that we will receive regulatory approval to produce 5.2 million pounds per year (our share: 3.1 million pounds). We believe it is reasonably likely we will receive this approval but, if we do not, we will be unable to meet our 2010 production target and will have to recategorize half of Inkai’s mineral reserves as resources. We also need the regulators to approve our application to declare a commercial discovery in order to extend the term of the block 3 exploration licence beyond July 2010.
Supply of sulphuric acid
Although we have increased our sources of supply, availability of sulphuric acid remains a concern and our production may be less than forecast if there is a shortage.
Political risk
Kazakhstan declared itself independent in 1991 after the dissolution of the Soviet Union. Our Inkai investment, and our plans to increase production, are subject to the risks associated with doing business in developing countries, which have significant potential for social, economic, political, legal, and fiscal instability. Kazakh laws and regulations are still developing and their application can be difficult to predict. To maintain and increase Inkai production, we need ongoing support, agreement and co-operation from our partner and the government.
Amendments to the subsoil law in 2007 allow the government to reopen subsoil use agreements in certain circumstances. This may increase its ability to expropriate our properties under certain circumstances. In 2009, we amended the Resource Use Contract to adopt a new tax code, at the request of the Kazakh government, even though the government had agreed to the tax stabilization provisions in the original contract. A new subsoil use law has also been proposed. We do not know if the new law will be adopted or what it will contain. It is premature to make any assessment, but further changes to the subsoil law could increase our risk. These developments are illustrative of increased political risk in Kazakhstan.
We also manage the risks listed on page 54.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Uranium – development project
Cigar Lake
Cigar Lake is the world’s second largest high-grade uranium deposit, with grades that are 100 times the world average. We are a 50% owner, and the mine operator, and expect the operation to use available capacity at our Rabbit Lake mill.

Location	Saskatchewan, Canada

Ownership	50.025%

End product	U3O8

Deposit type	underground

Estimated reserves	104.7 million pounds (proven and probable)
(Cameco’s share)

Average reserve grade	U3O8 – 17.0%

Estimated resources	0.6 million pounds (measured and indicated)
(Cameco’s share)	66.8 million pounds (inferred)

Mining method	jet boring

Target production date	mid-2013 (based on current information)

Target annual production	9 million pounds after rampup
(Cameco’s share)
Background
Development
We began developing the Cigar Lake underground mine in 2005, but development has been delayed due to water inflows (two in 2006 and one in 2008). The first inflow flooded shaft 2, while it was under construction. The second inflow flooded the underground development and we began remediation late in 2006. In 2008, another inflow interrupted the dewatering of the underground development. We sealed the source of that inflow in 2009, and continued remediation and dewatering shafts 1 and 2. In February 2010, we completed dewatering the underground development, and we expect work to secure the underground to be complete before October 2010, depending on the condition of the mine.
Mining method
Mining the Cigar Lake deposit poses a number of challenges, including groundwater control, weak rock formations, and protection from radiation from very high-grade uranium ores. Cigar Lake’s mining plan uses several innovative techniques to mitigate these challenges, including bulk freezing and jet boring:
•	Bulk freezing — The sandstones that overlay the deposit and basement rocks are water-bearing, with large volumes of water under significant pressure. We will freeze the orebody and surrounding rock to prevent water from entering the mine, and to help stabilize weak rock formations.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

•	Jet boring— The jet boring mining method is new to the uranium mining industry. We have conducted an initial test mine program and, overall, the program was a success and met all initial objectives. As we ramp up production, however, there may be some technical challenges.
We are confident we will be able to solve challenges that may arise as we ramp up production, but failure to do so would have a significant impact on our business.
Milling
For approximately two years after mining begins, we expect all Cigar Lake ore to be processed at AREVA’s McClean Lake JEB mill. After production ramps up to planned full capacity, the JEB mill is expected to ship a portion of the uranium solution from milling of Cigar Lake ore to the Rabbit Lake mill for processing.
2009 update
We remediated the 2008 inflow that forced us to temporarily suspend dewatering of the mine. We remotely placed an inflatable seal between the shaft and the source of the inflow then backfilled and sealed the entire area with concrete and grout.
Dewatering and mine re-entry
We completed dewatering shaft 2 in April and remediation of the shaft in May. We resumed dewatering shaft 1 in October and crews entered the shaft in November. Work focused on refurbishing shaft 1 – installing the ladderway, replacing mechanical and electrical components and extending the in-shaft pumping system.
In February 2010, we completed dewatering the underground development. Crews re-entered the main working level of the mine 480 metres below the surface. Safe access to the 480 metre level has been established and work to inspect, assess and secure the underground development has begun. This work will be followed by restoration of underground mine systems and infrastructure in preparation for resumed construction activities.
Licensing
Cigar Lake’s construction licence was amended effective January 1, 2010, to extend the term for four years and to cover dewatering, remediation and construction activities, including completion of shaft 2 and surface construction.
Costs
As of December 31, 2009, we had:
•	invested $470 million in capital to develop Cigar Lake

•	expensed $64 million in remediation expenses, including $18 million in 2009
Planning for the future
In 2010, we expect to:
•	complete work to secure the underground before October 2010, depending on the condition of the mine

•	determine if additional remedial work is needed

•	file an updated technical report for the Cigar Lake project by the end of the first quarter

•	begin to restore the underground mine systems and infrastructure to prepare to resume construction
Cost update
The preliminary estimate of our share of the total capital costs to complete the Cigar Lake project is between $450 million and $550 million. This includes completing underground development and surface construction, and completing modifications at Rabbit Lake and McClean Lake mills.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Taking into account the $470 million that had been spent as at December 31, 2009, and assuming our estimate does not change, our share of total capital costs for Cigar Lake is between $920 million and $1.0 billion. Our capital cost estimate has increased primarily as a result of the longer period over which remediation and development will occur, additional costs for inflow abatement, increases in surface capital costs and improvements to the mine plan and water management systems. The technical report we plan to file at the end of the first quarter of 2010 will include our updated capital cost estimate.
Remediation
In addition to capital costs, our share of the remaining remediation expenses is now expected to be $29 million. In 2010, we expect to spend $25 million on remediation expenses.
Production
We are now targeting initial production to begin in mid-2013, based on current information.
Reserves and resources
We updated our reserve and resource estimates in 2009 as required by industry standards based on information gathered to the end of the year.

Cameco’s share
(million lbs)	2009	2008	change
Proven reserves	36.9	113.2	(76.3)
Probable reserves	67.8	—	67.8
Total	104.7	113.2	(8.5)
Measured resources	0.2	—	0.2
Indicated resources	0.4	3.3	(2.9)
Total	0.6	3.3	(2.7)
Inferred resources	66.8	59.1	7.7
The changes are mainly from:
•	re-interpretation of the mineralized envelopes on the east end of the deposit

•	block modelling in 3D (we used a 2D model in 2007)

•	revised mine layout and dilution assumptions

•	recategorization of the resources and reserves
These factors contributed to the decreases in total contained pounds of U3O8 in the reserves and in the estimated average grade.
Our share of reserves went from 113 million pounds in 2008 to 105 million pounds, due to a 12% increase in tonnes of diluted ore and an 18% reduction in average grades. Our review of the mineral resource and reserve classification resulted in 35% of reserves being classified as proven, compared to 100% previously. The classification is based on drill hole spacing, geological continuity, grade continuity, estimation confidence and the anticipated ability to successfully recover all of the ore.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

The costs to complete Cigar Lake and our target dates for securing the underground and for initial production are forward-looking information. They are based on the assumptions and subject to the material risks discussed on page 3, and specifically on the assumptions and risks listed here.
Assumptions
•	natural phenomena or an equipment failure do not cause a material delay or disrupt our plans

•	there are no additional water inflows

•	the seals used for previous water inflows do not fail

•	there are no labour disputes

•	we obtain contractors, equipment, operating parts and supplies, and regulatory permits and approvals when we need them
Material risks
•	an unexpected geological, hydrological or underground condition, such as an additional water inflow, further delays our progress

•	we cannot obtain or maintain the necessary regulatory permits or approvals

•	natural phenomena, labour disputes, equipment failure, delay in obtaining the required contractors, equipment, operating parts or supplies, or other reasons cause a material delay or disruption in our plans
Managing our risks
Cigar Lake is a challenging deposit to develop and mine. These challenges include control of groundwater, weak ground formations, radiation protection, water inflow, mining method uncertainty, regulatory approvals, tailings capacity, surface and underground fires and other mining-related challenges. To reduce this risk, we are applying our operational experience and the lessons we’ve learned about water inflows from McArthur River and Cigar Lake.
The greatest risk to development and production is from water inflows. The 2006 and 2008 water inflows were significant setbacks.
The consequences of another water inflow at Cigar Lake would depend on its magnitude, location and timing, but could include a significant delay in Cigar Lake’s remediation, development or production, a material increase in costs and a loss of mineral reserves. Although we take the following steps to mitigate the risks of water inflow, there can be no guarantee that these will be successful:
Bulk freezing
Two of the primary challenges in mining the deposit are control of groundwater and ground support. Bulk freezing reduces but does not eliminate the risk of water inflows.
Mine development
Our approach is to carry out extensive grouting and careful placement of mine development away from known groundwater sources whenever possible. In addition, we assess all planned mine development for relative risk, and apply extensive additional technical and operating controls for all higher risk development.
Pumping capacity and treatment limits
The total installed pumping capacity from the Cigar Lake mine is currently 1,550 m3/hr. On the surface, we have water treatment capacity of 2,550 m3/hr and approximately 100,000 m3 of surface storage. We have regulatory approval to release 1,100 m3/hr of treated water in non-routine circumstances. In our view, we have sufficient capacity to handle an estimated maximum inflow, and we intend to install additional capacity to assure the long-term success of the project.
In addition to the above, our main risks in 2010 include:
•	uncertainty about the condition of the underground development, which we will know once the crews have assessed the underground

•	delay or lack of success in implementing our remediation plan
We also manage the risks listed on page 54.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Uranium – projects under evaluation
Kintyre
Kintyre, which we acquired with a partner in 2008, adds potential for low-cost production and diversifies our geographic reach and deposit types. We are the operator.

Location	Western Australia

Ownership	70%

End product	U3O8

Deposit type	open pit
Background
In August 2008, we paid $346 million (US) to acquire a 70% interest in Kintyre. Mitsubishi Development Pty Ltd. owns the remaining 30%.
2009 update
This year we:
•	opened an office in Perth to manage the project through the evaluation and prefeasibility stages

•	received permits and established a camp to support ongoing diamond drilling

•	continued to hire professional and support staff

•	began environmental studies and confirmatory drilling

•	continued our dialogue with the Martu, the native land title holders for this property
Planning for the future
Our plan for 2010 is to keep moving the project towards a production decision. We expect to:
•	negotiate a mine development agreement with the Martu

•	complete delineation drilling of the deposit

•	estimate a resource

•	conduct metallurgical testing to define the milling process

•	continue the environmental assessment for the environmental impact statement we plan to submit to regulators in 2011

•	begin a prefeasibility study

•	build a temporary construction camp
Managing the risks
To successfully develop this project, we need a positive feasibility study, regulatory approval and an agreement with the Martu. We also manage the risks listed on page 54.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Uranium – projects under evaluation
Millennium
Millennium is a uranium deposit in northern Saskatchewan that we expect will use the mill at Key Lake. We are the operator.

Location	Saskatchewan, Canada

Ownership	42%

End product	U3O8

Deposit type	underground

Estimated resources	19.6 million pounds (indicated)
(Cameco’s share)	4.1 million pounds (inferred)
Background
The Millennium deposit was discovered in 2000. The deposit was delineated through geophysical survey and drilling work between 2000 and 2007.
2009 update
We submitted our project description for an environmental assessment and we continued consultation activities. The environmental assessment and feasibility study are under way.
Planning for the future
Our plan for 2010 is to keep moving the project towards a production decision. We expect to:
•	complete the feasibility study

•	continue our environmental assessment process

•	continue with our community consultation
Managing the risks
The English River First Nation (ERFN) has selected surface lands covering the Millennium deposit in a claim for Treaty Land Entitlement (TLE). The Saskatchewan government has rejected the selection, but the ERFN has challenged the government’s decision in the courts. The TLE process does not affect our mineral rights, but it could have an impact on the surface rights and benefits we ultimately negotiate as part of the development of this deposit.
We also manage the risks listed on page 54.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Uranium – exploration
Exploration is key to ensuring our long-term growth, and since 2002 we have more than tripled our annual investment.
Exploration and development spending
2009 update
Brownfield exploration
Brownfield exploration is uranium exploration near our existing operations and on advanced exploration projects where uranium mineralization is being defined.
In 2009, we invested $23 million in six brownfield and advanced exploration projects. The largest investment ($11.2 million) was at Kintyre for delineation drilling. We also carried out significant programs at McArthur River, Rabbit Lake, and the Millennium deposit.
Regional exploration
In 2009, we invested about $31 million in regional exploration programs (including support costs). Saskatchewan was the largest single region, followed by Australia, northern Canada and the rest of the global program.
Plans for 2010
We plan to invest approximately $90 million to $95 million on uranium exploration in 2010 as part of our long-term strategy. This includes approximately $40 million for exploration at Kintyre and Inkai block 3 in Kazakhstan.
Brownfield exploration
Approximately 20% of the uranium exploration budget, about $11 million, will be invested in six brownfield exploration projects in the Athabasca Basin and Australia.
Regional exploration
We expect to allocate the rest of the exploration budget among 48 projects worldwide, the majority of which are at drill target stage. Among the larger investments planned are $5 million on two adjacent projects in Nunavut, a $2 million program on the Dawn Lake project in Saskatchewan, and a $3 million investment on the Wellington Range project in Northern Territory, Australia.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Fuel services – refining
Blind River refinery
Blind River is the world’s largest commercial uranium refinery, refining U3O8 from mines around the world into UO3.

Location	Ontario, Canada

Ownership	100%

End product	UO3

ISO certification	ISO 14001 certified

Licensed capacity	approved: 18 million kgU as UO3 per year
application: 24 million kgU as UO3 per year
2009 update
Production
Our Blind River refinery produced 12.9 million kgU of UO3, which is 29% higher than our forecast. This ensured that SFL maintained its contractual inventories and Port Hope met its production requirements.
Planning for the future
We expect production in 2010 to be between 11 million and 13 million kgU as UO3.
Once we receive regulatory approval to produce at 24 million kgU, construction to increase capacity will begin.
Managing our risks
We manage the risks listed on page 54.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Fuel services – conversion and fuel manufacturing
Port Hope conversion services
Port Hope is the only uranium conversion facility in Canada, and one of only four in the western world. It is the only commercial supplier of UO2 for Canadian-made Candu reactors. We control 35% of western world UF6 capacity.

Location	Ontario, Canada

Ownership	100%

End product	UF6, UO2

ISO certification	ISO 14001 certified

Licensed capacity	12.5 million kgU as UF6 per year
2.8 million kgU as UO2 per year
Cameco Fuel Manufacturing Inc. (CFM)
CFM produces fuel bundles and reactor components for Candu reactors.

Location	Ontario, Canada

Ownership	100%

End product	Candu fuel bundles and components

ISO certification	ISO 9001 certified

Licensed capacity	120,000 kgU as UO2 as finished bundles
Springfields Fuels Ltd. (SFL)
SFL is the newest conversion facility in the world. We contract almost all of its capacity through a toll-processing agreement to 2016.

Location	Lancashire, UK

Toll-processing agreement	annual conversion of 5 million kgU as UO3 to UF6

Licensed capacity	6.0 million kgU as UF6 per year
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

2009 update
Production
Fuel services production was 12.3 million kgU in 2009, in line with our target of 11 million to 13 million kgU.
Production at the UO2 plant began in mid-January 2009, after it had been shut down for an extended planned maintenance period. We upgraded the floors and in-floor structures, and they now meet the standards of the UF6 plant.
Production at the UF6 plant began on June 17, 2009 after being suspended in December 2008 as hydrofluoric acid (HF) was not available on acceptable terms.
HF is a primary feed material for the production of UF6. We have signed an agreement with our original supplier, and with two additional suppliers, broadening our sources of supply.
Fuel manufacturing
BPLP sales represent a substantial portion of our fuel manufacturing business.
We have an agreement with Bruce Power A Limited Partnership (BALP) to supply fuel bundles that contain slightly enriched uranium (SEU). We received regulatory approval and began construction to modify the plant to produce SEU. At BALP’s request, construction has been suspended. BALP is considering its alternatives.
Port Hope conversion facility cleanup and modernization (Vision 2010)
The federal Minister of the Environment approved the environmental assessment guidelines, and work on the environmental assessment continues.
Collective agreements
Following a strike at CFM, unionized employees ratified a new three-year collective agreement that expires on June 1, 2012.
Community outreach
We continued to strengthen our community outreach program in Port Hope by:
•	holding a series of community forums

•	making presentations to municipal council

•	reaching out using community newsletters, newspaper advertising, public displays, open houses and a website dedicated to the Port Hope community
Public opinion research shows we have a strong level of local support.
Planning for the future
Production
We expect total production to be between 14 million and 16 million kgU in 2010.
Port Hope conversion facility cleanup and modernization (Vision 2010)
We expect to file the environmental assessment for this project in 2010.
Managing our risks
The main risk in 2010 is a potential strike by unionized employees at the Port Hope conversion facility, which would impact production. The collective agreement expires on June 30, 2010. We also manage the risks listed on page 54.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Electricity
Bruce Power Limited Partnership (BPLP)
BPLP leases and operates four Candu nuclear reactors that have the capacity to provide about 15% of Ontario’s electricity.

Location	Ontario, Canada

Ownership	31.6%

ISO certification	ISO 14001 certified

Expected reactor life	2017 to 2020

Term of lease	2018 – right to extend for 25 years

Generation capacity	3,260 MW

Average annual fuel	1.2 million pounds of U3O8
supplied by Cameco	600 tonnes UO2
conversion and fuel fabrication
Background
We are the fuel procurement manager for BPLP’s four nuclear reactors and for BALP’s two operating reactors.
We provide 100% of BPLP’s uranium concentrates and have agreed to supply BALP with the majority of its future uranium concentrates. Sales to BPLP and BALP are also a substantial portion of our fuel manufacturing business and an important part of our UO2 business.
2009 update
Output
BPLP’s adjusted capacity factor was 91% this year, which included 24.6 TWh of actual generation and 1.2 TWh of deemed generation (the market operator reduced power output from the B units during a period of excess baseload generation in Ontario).
Licensing
The operating licence for the four B reactors has been extended to October 31, 2014.
Planning for the future
Output
We expect the capacity factor to be approximately 90% in 2010 and actual output to be about 4% higher than in 2009.
Managing our risks
The collective agreements for the two main unions at Bruce Power will expire in December 2010. Bruce Power is working actively towards new agreements with its union partners.
BPLP manages the unique risks associated with operating Candu reactors. The amount of electricity generated, and the cost of that generation, could vary materially from forecast if planned outages are significantly longer than planned, or there are many unplanned outages, either for maintenance, regulatory requirements, equipment malfunction or due to other causes.
BPLP also manages the risks listed on page 54.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Reserves and resources
Our uranium reserves and resources are the foundation of our company and are fundamental to our success.
We estimate and disclose them in five categories (proven and probable reserves, and measured, indicated and inferred resources) following established industry practices and in compliance with National Instrument 43-101 (NI 43-101). We use current geological models, current or projected operating costs and mine plans to estimate our reserves, allowing for dilution and mining losses. We apply our standard data verification process for every estimate.
Changes this year
Cameco’s share of proven and probable reserves went from 495 million pounds at the end of 2008 to 478.7 million pounds at the end of 2009. The change was mostly the result of:
•	mining and milling activities, which used 22 million pounds

•	identifying additional reserves – 14 million pounds at McArthur River, and 8 million pounds at Rabbit Lake

•	reclassifying reserves to resources – 8 million pounds at Cigar Lake and 6 million pounds at Ruby Ranch and Ruth
Measured and indicated resources increased from 127.9 million pounds at the end of 2008 to 139.6 million pounds at the end of 2009. The change was mostly the result of:
•	adding 20 million pounds of resources at Tamarack, Rabbit Lake and Crow Butte

•	upgrading 14 million pounds of resources to reserves at McArthur River, zone 4

•	downgrading 6 million pounds of reserves to resources at Ruby Ranch and Ruth
At the end of 2009, our share of inferred resources was nearly 354 million pounds — a net gain of 18 million pounds, which came mostly from the addition of 14 million pounds from surface drilling on McArthur River zone B.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Qualified persons
The technical and scientific information discussed in this MD&A, including the reserve and resource estimates for our material properties (McArthur River/Key Lake, Cigar Lake and Inkai) were prepared by, or under the supervision of, individuals who are qualified persons for the purposes of NI 43-101.
McArthur River/Key Lake
•	Alain G. Mainville, director, mineral resources management, Cameco

•	David Bronkhorst, general manager, McArthur River, Cameco

•	Greg Murdock, technical superintendent, McArthur River, Cameco

•	Lorne D. Schwartz, chief metallurgist, mining technical services, Cameco

•	Les Yesnik, general manager, Key Lake, Cameco
Inkai
•	Alain G. Mainville, director, mineral resources management, Cameco

•	Charles J. Foldenauer, deputy general director, operations, Inkai
Cigar Lake
•	Alain G. Mainville, director, mineral resources management, Cameco

•	Grant J.H. Goddard, general manager, Cigar Lake, Cameco

•	C. Scott Bishop, chief mine engineer, Cigar Lake, Cameco

•	Lorne D. Schwartz, chief metallurgist, mining technical services, Cameco
Alain G. Mainville, director, mineral resources management, oversees and co-ordinates the estimation of mineral reserves and resources by Cameco’s qualified persons, and reports to management and the board’s reserves oversight committee.
Estimates are based on our knowledge, mining experience, analysis of drilling results and management’s best judgment. They are, however, imprecise by nature, may change over time, and include many variables and assumptions, including:
•	geological interpretation

•	extraction plans

•	commodity prices

•	operating and capital costs.
Important information for US investors
While the terms measured, indicated and inferred resources are recognized and required by Canadian securities regulatory authorities, the US Securities and Exchange Commission (SEC) does not recognize them. Under US standards, mineralization may not be classified as a ‘reserve’ unless it has been determined at the time of reporting that the mineralization could be economically and legally produced or extracted. US investors should not assume that:
•	Any or all of a measured or indicated resource will ever be converted into proven or probable mineral reserves.

•	Any or all of an inferred resource exists or is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of inferred resources may not form the basis of feasibility or prefeasibility studies.
The requirements of Canadian securities regulators for identification of “reserves” are also not the same as those of the SEC, and mineral reserves reported by us in accordance with Canadian requirements may not qualify as reserves under SEC standards.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Other information concerning descriptions of mineralization, reserves and resources may not be comparable to information made public by companies that comply with the SEC’s reporting and disclosure requirements for US domestic mining companies, including Industry Guide 7.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Reserves
(100% – only the second last column shows Cameco’s share)
As at December 31, 2009
Proven and probable
(tonnes in thousands; pounds in millions)

											Cameco’s
		PROVEN			PROBABLE			TOTAL RESERVES			share of	Estimated
	Mining		Grade	Content		Grade	Content		Grade	Content	content	metallurgical
	method	Tonnes	%U3O8	(lbs U3O8)	Tonnes	%U3O8	(lbs U3O8)	Tonnes	%U3O8	(lbs U3O8)	(lbs U3O8)	recovery (%)

PROPERTY
McArthur River	underground	498.5	15.72	172.7	280.0	26.33	162.5	778.5	19.53	335.2	234.0	98.7
Cigar Lake	underground	130.5	25.62	73.7	426.8	14.41	135.6	557.3	17.04	209.3	104.7	98.5
Rabbit Lake	underground	37.4	0.75	0.6	1,059.0	0.89	20.7	1,096.4	0.88	21.3	21.3	96.7
Key Lake	open pit	61.9	0.52	0.7				61.9	0.52	0.7	0.6	98.7
Inkai	ISR	6,043.0	0.08	11.1	83,434.0	0.07	123.6	89,477.0	0.07	134.7	80.9	80.0
Gas Hills-Peach	ISR				6,403.8	0.13	19.0	6,403.8	0.13	19.0	19.0	72.0
North Butte-Brown Ranch	ISR				3,803.2	0.10	8.2	3,803.2	0.10	8.2	8.2	80.0
Smith Ranch-Highland	ISR	771.9	0.12	2.0	1,931.1	0.09	3.9	2,703.0	0.10	5.9	5.9	80.0
Crow Butte	ISR	968.7	0.11	2.3	493.1	0.17	1.8	1,461.8	0.13	4.1	4.1	85.0

Total		8,511.9	—	263.1	97,831.0	—	475.3	106,342.9	—	738.4	478.7

Metallurgical recovery
We report mineral reserves as the quantity of contained ore supporting our mining plans, and include an estimate of the metallurgical recovery for each uranium property. Metallurgical recovery is an estimate of the amount of valuable material that can be physically recovered by the metallurgical extraction process, and is calculated by multiplying content by the estimated metallurgical recovery percentage. Our share of uranium in the table above is before accounting for estimated metallurgical recovery.
Estimates of Inkai
Our mineral reserve estimates of Inkai assume annual production of 5.2 million pounds of U3O8. Inkai has regulatory approval to produce 2.6 million pounds, and applied for approval to increase production to 5.2 million pounds per year in 2005. We expect to receive all permits and approvals required for the construction and operation of the new ISR mine at Inkai in 2010, including approval to increase annual production to 5.2 million pounds. There can be no certainty, however, that we will receive these permits or approvals. If Inkai does not receive approval to increase production, we will re-categorize half of its mineral reserves as mineral resources.
Notes
Estimates in the table:
•	are based on the exchange rate at December 31, 2009 ($1.00 US=$1.05 Cdn)

•	use an average uranium price of $54 (US)/lb U3O8
Totals may not add up due to rounding.
We do not expect these estimates to be materially affected by environmental, permitting, legal, title, taxation, socio-economic, political or marketing issues.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Resources
(100% – only the last column shows Cameco’s share)
As at December 31, 2009
Measured and indicated
(tonnes in thousands; pounds in millions)

								TOTAL MEASURED
		MEASURED			INDICATED			AND INDICATED			Cameco’s
	Mining		Grade	Content		Grade	Content		Grade	Content	share
	method	Tonnes	% U3O8	(lbs U3O8)	Tonnes	% U3O8	(lbs U3O8)	Tonnes	% U3O8	(lbs U3O8)	(lbs U3O8)

PROPERTY
McArthur River	underground	162.9	6.39	22.9	39.9	8.37	7.4	202.8	6.78	30.3	21.1
Cigar Lake	underground	8.4	2.07	0.4	15.6	2.35	0.8	24.0	2.27	1.2	0.6
Rabbit Lake	underground				792.5	0.59	10.4	792.5	0.59	10.4	10.4
Dawn Lake	open pit, underground				347.0	1.69	12.9	347.0	1.69	12.9	7.4
Millennium	underground				468.9	4.53	46.8	468.9	4.53	46.8	19.6
Tamarack	underground				183.8	4.42	17.9	183.8	4.42	17.9	10.3
Inkai	ISR				13,291.0	0.07	21.9	13,291.0	0.07	21.9	13.1
Gas Hills-Peach	ISR	1,964.2	0.08	3.4	1,418.2	0.07	2.3	3,382.4	0.08	5.7	5.7
North Butte-Brown Ranch	ISR	762.1	0.08	1.4	4,012.0	0.07	6.0	4,774.1	0.07	7.4	7.4
Smith Ranch-Highland	ISR	2,834.9	0.10	6.0	13,170.9	0.06	17.0	16,005.8	0.07	23.0	23.0
Crow Butte	ISR	64.3	0.23	0.3	2,322.2	0.20	10.1	2,386.5	0.20	10.4	10.4
Ruby Ranch	ISR				2,215.3	0.08	4.1	2,215.3	0.08	4.1	4.1
Ruth	ISR				1,080.5	0.09	2.1	1,080.5	0.09	2.1	2.1
Shirley Basin	ISR	89.2	0.16	0.3	1,638.2	0.11	4.1	1,727.4	0.12	4.4	4.4

Total		5,886.0	—	34.7	40,996.0	—	163.8	46,882.0	—	198.5	139.6

Inferred
(tonnes in thousands; pounds in millions)

	Mining		Grade	Content	Cameco’s share
	Method	Tonnes	% U3O8	(lbs U3O8)	(lbs U3O8)

PROPERTY
McArthur River	underground	604.2	11.97	159.4	111.3
Cigar Lake	underground	480.4	12.61	133.5	66.8
Rabbit Lake	underground	119.8	0.36	0.9	0.9
Millennium	underground	214.3	2.06	9.7	4.1
Tamarack	underground	45.6	1.02	1.0	0.6
Inkai	ISR	254,696.0	0.05	255.1	153.0
Gas Hills-Peach	ISR	861.5	0.07	1.3	1.3
North Butte-Brown Ranch	ISR	640.6	0.06	0.9	0.9
Smith Ranch-Highland	ISR	6,370.1	0.05	6.6	6.6
Crow Butte	ISR	2,843.7	0.11	6.7	6.7
Ruby Ranch	ISR	56.2	0.14	0.2	0.2
Ruth	ISR	210.9	0.08	0.4	0.4
Shirley Basin	ISR	508.0	0.10	1.1	1.1

Total		267,651.3	—	576.8	353.9

Notes
Resources do not include amounts that have been identified as reserves. Resources do not have demonstrated economic viability. Totals may not add up due to rounding.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Additional information
Related party transactions
We buy significant amounts of goods and services for our Saskatchewan mining operations from northern Saskatchewan suppliers, to support economic development in the region. One of these suppliers is Points Athabasca Contracting Ltd. (PACL). In 2009, we paid PACL $30.8 million for construction and contracting services (2008 — $38.5 million). These transactions were conducted in the normal course of business. A member of Cameco’s board of directors is the president of PACL.
Critical accounting estimates
Because of the nature of our business, we are required to make estimates that affect the amount of assets and liabilities, revenues and expenses, commitments and contingencies we report.
We base our estimates on our experience, our best judgment, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and on assumptions we believe are reasonable. We believe the following critical accounting estimates reflect the more significant judgments used in the preparation of our financial statements.
Decommissioning and reclamation
We are required to estimate the cost of decommissioning and reclamation for each operation, but we normally do not incur these costs until an asset is nearing the end of its useful life. Regulatory requirements and decommissioning methods could change during that time, making our actual costs different from our estimates. A significant change in these costs or in our mineral reserves could have a material impact on our net earnings and financial position.
Property, plant and equipment
We depreciate property, plant and equipment primarily using the unit of production method, where the carrying value is reduced as resources are depleted. A change in our mineral reserves would change our depreciation expenses, and such a change could have a material impact on amounts charged to earnings.
We assess the carrying values of property, plant and equipment and goodwill every year, or more often if necessary. If we determine that we cannot recover the carrying value of an asset or goodwill, we write off the unrecoverable amount against current earnings. We base our assessment of recoverability on assumptions and judgments we make about future prices, production costs, our requirements for sustaining capital and our ability to economically recover mineral reserves. A material change in any of these assumptions could have a significant impact on the potential impairment of these assets.
Taxes
When we are preparing our financial statements, we estimate taxes in each jurisdiction we operate in, taking into consideration different tax rates, non-deductible expenses, valuation allowances, changes in tax laws and our expectations for future results.
We base our estimates of future income taxes on temporary differences between the assets and liabilities we report in our financial statements, and the assets and liabilities determined by the tax laws in the various countries we operate in. We record future income taxes in our financial statements based on our estimated future cash flows, which includes estimates of non-deductible expenses. If these estimates are not accurate, there could be a material impact on our net earnings and financial position.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Controls and procedures
We have evaluated the effectiveness of our disclosure controls and procedures and internal control over financial reporting as of December 31, 2009, as required by the rules of the US Securities and Exchange Commission and the Canadian Securities Administrators.
Management, including our president and chief executive officer and our chief financial officer, supervised and participated in the evaluation, and concluded that our disclosure controls and procedures are effective to provide a reasonable level of assurance that the information we are required to disclose in reports we file or submit under securities laws is recorded, processed, summarized and reported accurately, and within the time periods specified. It should be noted that while the CEO and CFO believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect the disclosure controls and procedures or internal control over financial reporting to be capable of preventing all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
Management, including our president and chief executive officer and our chief financial officer, is responsible for establishing and maintaining internal control over financial reporting and conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2009. We have not made any change to our internal control over financial reporting during the 2009 fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
New accounting pronouncements
International financial reporting standards (IFRS)
The Accounting Standards Board requires Canadian publicly accountable enterprises to adopt IFRS effective January 1, 2011. Although IFRS has a conceptual framework that is similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.
We have developed a three-phase implementation plan that will ensure compliance and a smooth transition.
Senior management and the board’s audit committee are actively involved in the process. A major public accounting firm has been engaged to provide technical accounting advice and project management guidance.
Phase 1: Preliminary study and diagnostic — completed in June 2008
During this phase, we:
•	completed a high-level impact assessment

•	prioritized areas to evaluate in phase 2

•	developed a detailed plan for convergence and implementation

•	determined which information technology systems need to be modified to meet IFRS reporting requirements. Necessary systems modifications have been tested and implemented as of June 30, 2009
Phase 2: Detailed component evaluation — in progress
During this phase, we are:
•	assessing the impact of the adoption of IFRS on our results of operations, financial position and financial statement disclosures
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

•	developing a detailed, systematic gap analysis of accounting and disclosure differences between Canadian GAAP and IFRS, which will help us make final decisions about accounting policies and our overall conversion strategy

•	specifying all changes we need to make to existing business processes
See the detailed status below.
Phase 3: Embedding – in progress
During this final phase, we will:
•	carry out the changes to our business processes

•	receive the audit committee’s approval of our accounting policy changes

•	complete the training process for our audit committee, board members and staff

•	collect the financial information we need to create our 2010 and 2011 financial statements under IFRS

•	receive the board’s approval of the new statements
Progress update
We are still evaluating some key accounting policy alternatives and implementation decisions, and have not yet determined the full accounting effects of adopting IFRS. We do not, however, expect that adopting IFRS will have a material impact on our consolidated financial statements.
Senior management and the audit committee have approved our IFRS accounting policies, but IFRS standards are evolving and may be different at the time of transition. The International Accounting Standards Board (IASB) has several projects underway that could affect the differences between Canadian GAAP and IFRS. For example, we expect that the standards for consolidation, liabilities, discontinued operations, financial instruments, employee benefits and joint ventures could change before we adopt IFRS, and that IFRS for income taxes may change at a later date. We have been monitoring and evaluating these changes, and our analysis incorporates the standards we expect to be in effect at the time of transition.
We currently expect IFRS to affect our consolidated financial statements in the following key areas:
Asset impairment
We use a two-step approach to test for impairment under Canadian GAAP:
•	We compare the carrying value of the asset with undiscounted future cash flows to see whether there is an impairment.

•	If there is an impairment, we measure it by comparing the carrying value of the asset with its fair value.
International Accounting Standard (IAS) 36, Impairment of Assets, takes a one-step approach:
•	Compare the carrying value of the asset with either its fair value less costs to sell or its value in use — whichever is higher.
Value in use uses discounted future cash flows, and could result in more writedowns, but the effect of this could be lower because IAS 36 allows companies to reverse impairment losses (for everything except goodwill) if an impairment is reduced because circumstances have changed. Canadian GAAP does not allow companies to reverse impairment losses.
Employee benefits
We amortize past service costs on a straight-line basis over the expected average remaining service life of the plan participants under Canadian GAAP.
IAS 19, Employee Benefits, requires companies to expense the past service cost component of defined benefit plans on an accelerated basis. Vested past service costs must be expensed
Cameco Corporation • Management’s discussion and analysis • February 23, 2010 immediately. Unvested past service costs must be recognized on a straight-line basis until the benefits vest. Companies will also recognize actuarial gains and losses directly in equity rather than through profit or loss.
IFRS 1, First-Time Adoption of International Financial Reporting Standards (IFRS 1), also allows companies to recognize all cumulative actuarial gains and losses in retained earnings at the transition date.
Share-based payments
We measure cash-settled, share-based payments to employees based on the intrinsic value of the award under Canadian GAAP. IFRS 2, Share-Based Payments, requires companies to measure payments at the award’s fair value, both initially and at each reporting date.
We expect this difference to affect how we account for our phantom stock option plan.
Provisions (Including asset retirement obligations)
IAS 37, Provisions, Contingent Liabilities and Contingent Assets, requires companies to recognize a provision when:
•	there is a present obligation because of a past transaction or event

•	it is probable (i.e. more likely than not) that an outflow of resources will be required to settle the obligation, and

•	the obligation can be reliably estimated
Canadian GAAP uses the term “likely” in its recognition criteria, which is a higher threshold than “probable”, so some contingent liabilities may be recognized under IFRS that were not recognized under Canadian GAAP.
IFRS also measures provisions differently. For example:
•	When there is a range of equally possible outcomes, IFRS uses the midpoint of the range as the best estimate, while Canadian GAAP uses the low end of the range.

•	Under IFRS, material provisions are discounted.
Joint ventures
We proportionately account for interests in jointly controlled enterprises under Canadian GAAP. The IASB has indicated that it expects to issue a new standard in 2010 that will replace IAS 31 Interests in Joint Ventures. It is considering Exposure Draft 9, Joint Arrangements (ED 9), which proposes that an entity recognize its interest in a joint controlled enterprise using the equity method.
We expect to use the equity method to account for our joint venture interests when we transition to IFRS.
Income taxes
Under Canadian GAAP, we credit (or charge) income tax directly to equity only when it relates to items that we are crediting (or charging) directly to equity in the same period. IAS 12, Income Taxes, requires companies to credit (or charge) income tax directly to equity whether or not the related item is credited (or charged) directly to equity in the same period. That means we may have to recognize some income tax effects directly in equity rather than through net income or loss.
Under Canadian GAAP, we cannot recognize deferred tax for a temporary difference that arises from intercompany transactions. We record the taxes we pay or recover in these transactions as an asset or liability, and then recognize them as a tax expense when the asset leaves the group or is otherwise used. IAS 12 requires entities to recognize deferred taxes for temporary differences that arise from intercompany transactions, and to recognize taxes paid or recovered in these transactions in the period incurred.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

The IASB may address these differences from GAAP in a fundamental review of income tax accounting at some time in the future, but this review is not likely to be soon.
First-time adoption of IFRS
IFRS 1 generally requires an entity to apply the new standards retrospectively at the end of its first IFRS reporting period, but there are some mandatory exceptions and some optional exemptions.
We are analyzing the options available to us, and currently expect to use the exemptions in the table below. This is a summary of the changes we currently believe will be most significant when we transition to IFRS – it is not a complete list of changes we will be required to make. We are still working on our analysis and have not made decisions about the accounting policies that are available. At this stage, we cannot reliably quantify the expected impacts of these differences on our consolidated financial statements.

Business combinations	We will have the option to apply IFRS 3, Business Combinations, retrospectively or prospectively.

We plan to apply IFRS 3 prospectively to all business combinations that occurred before the transition date, except as required under IFRS 1.

Fair value as deemed cost	We will be able to choose to use the fair value of property, plant and equipment as deemed cost at the transition date, or to use the value determined under GAAP.

We plan to use the historical bases under Canadian GAAP as deemed cost at the transition date.

Share-based payments	We will be able to apply IFRS 2, Share-Based Payments, to all equity instruments granted on or before November 7, 2002, and to those granted after November 7, 2002 only if they had not vested by the transition date.

We plan to apply IFRS 2 to all equity instruments granted after November 7, 2002 that had not vested as of January 1, 2010, and to all liabilities arising from share-based payment transactions that existed at January 1, 2010.

Borrowing costs	We will be able to choose to apply IAS 23 retrospectively, using a date we specify, or to capitalize borrowing costs for all qualifying assets when capitalization begins on or after January 1, 2010.

We plan to apply IAS 23 prospectively. For all qualifying assets, we will expense the borrowing costs we were capitalizing before January 1, 2010, and capitalize the borrowing costs that take effect on or after that date.

Employee benefits	IAS 19, Employee Benefits, requires entities to defer or amortize certain actuarial gains and losses, subject to certain provisions (corridor approach), or to immediately recognize them in equity.

We will have the option of recognizing cumulative actuarial gains and losses on benefit plans in retained earnings at the transition date.

Differences in currency translation	IAS 21, The Effects of Changes in Foreign Exchange Rates, will require us to calculate currency translation differences retrospectively, from the date we formed or acquired a subsidiary or associate.

IFRS 1 gives us the option of resetting cumulative translation gains and losses to zero at the transition date.

We plan to reset all cumulative translation gains and losses to zero in retained earnings at the transition date.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010

Decommissioning liabilities	We will have the option of applying IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, retrospectively or prospectively.

IFRIC 1 will require us to add or deduct a change in our obligations to dismantle, remove and restore items of property, plant and equipment, from the cost of the asset it relates to. The adjusted amount is then depreciated prospectively over the asset’s remaining useful life.

We plan to adopt IFRIC 1 prospectively at the transition date.
As we proceed with our transition, we are also assessing the impact on our internal controls over financial reporting, and on our disclosure controls and procedures. Changes in accounting policies or business processes could require the implementation of additional controls or procedures to ensure the integrity of our financial disclosures. We plan to design and test the effectiveness of new controls in 2010.
We conducted several educational and training sessions for our audit committee and the board of directors in 2009. During these sessions, management and external advisors provided the board with detailed background information on IFRS accounting standards (including IFRS 1 elections), the implications of policy choices on our financial reporting, and a preliminary view of the expected format and content of our financial statements and notes upon transition. Management gives the audit committee quarterly project status updates and presentations.
We began training management and accounting staff in 2008. Training is being delivered mainly by external advisors, and focusing on the accounting issues most relevant to Cameco. Sessions will continue throughout 2010.
Our transition plan includes the need to inform key external stakeholders about the anticipated impact of the IFRS transition on our financial reporting. In 2009, we provided an information update as part of our investor day presentations. We are planning further communications with the investment community in 2010.
We are also evaluating the impact of IFRS on our business activities in general. At this stage, we do not believe the adoption of IFRS will have a material effect on our risk management practices, hedging activities, capital requirements, compensation arrangements, compliance with debt covenants or other contractual commitments.
Business combinations
CICA Handbook Section 1582, Business Combinations, is effective for business combinations with an acquisition date after January 1, 2011. This standard specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value and a requirement to recognize acquisition-related costs as expenses.
Consolidated financial statements
CICA Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standard, is effective for periods beginning on or after January 1, 2011. This section establishes the standards for preparing consolidated financial statements.
Non-controlling interests in consolidated financial statements
CICA Handbook Section 1602, Non-controlling Interests in Consolidated Financial Statements, is effective for periods beginning on or after January 1, 2011. This section specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item
Cameco Corporation • Management’s discussion and analysis • February 23, 2010 outside of equity. Section 1602 will be applied prospectively to all non-controlling interests, including any that arose before the effective date.
Cameco Corporation • Management’s discussion and analysis • February 23, 2010